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Fording CANADIAN COAL TRUST | teckcominco

ELK VALLEY COAL

FEBRUARY 2008

MARSTON

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 1 TITLE PAGE
Title of Report
The title of this report is Technical Report on Coal Resources and Reserves of the Fording River Operations. This report was prepared for Elk Valley Coal Corporation, Fording Canadian Coal Trust (FCCT), and Teck Cominco Limited (TCL).
Project Location
The Fording River Operations of Elk Valley Coal Corp. are located in the East Kootenay Region of southeastern British Columbia, Canada, approximately 29 kilometres (km) by road north of Elkford, BC. This site location is shown on Figure 1, Project Location Map.
Author
The author of the report is Marston Canada Ltd. (Marston,) a professional geological and mining engineering services firm based in Calgary, Alberta, Canada. Marston is registered to practice engineering under APEGGA Permit No. P-8327. Marston’s address is 2116 — 27th Avenue NE, Suite 220, Calgary, Alberta, Canada T2E 7A6.
Effective Date of Report
February 29, 2008
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 2 TABLE OF CONTENTS

ITEM 1	TITLE PAGE	1-1

ITEM 2	TABLE OF CONTENTS	2-1

ITEM 3	SUMMARY	3-1

ITEM 4	INTRODUCTION	4-1

ITEM 5	RELIANCE ON OTHER EXPERTS	5-1

ITEM 6	PROPERTY DESCRIPTION AND LOCATION	6-1

ITEM 7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	7-1

ITEM 8	HISTORY	8-1

ITEM 9	GEOLOGICAL SETTING	9-1

ITEM 10	DEPOSIT TYPES	10-1

ITEM 11	MINERALIZATION	11-1

ITEM 12	EXPLORATION	12-1

ITEM 13	DRILLING	13-1

ITEM 14	SAMPLING METHOD AND APPROACH	14-1

ITEM 15	SAMPLE PREPARATION, ANALYSES AND SECURITY	15-1

ITEM 16	DATA VERIFICATION	16-1

ITEM 17	ADJACENT PROPERTIES	17-1

ITEM 18	MINERAL PROCESSING AND METALLURGICAL TESTING	18-1

ITEM 19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	19-1

ITEM 20	OTHER RELEVANT DATA AND INFORMATION	20-1

ITEM 21	INTERPRETATION AND CONCLUSIONS	21-1

ITEM 22	RECOMMENDATIONS	22-1

ITEM 23	REFERENCES	23-1

ITEM 24	DATE	24-1

ITEM 25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	25-1

ITEM 26	ILLUSTRATIONS	26-1
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

LIST OF TABLES

Table 3.1	Met Coal Product Specifications	3-4

Table 3.2	Fording River Estimated Resources	3-6

Table 3.3	Fording River Estimated Reserves	3-7

Table 5.1	Information Sources	5-2

Table 6.1	Fording River Operations Coal Leases	6-2

Table 6.2	Fording River Operations Coal Licenses	6-2

Table 6.3	Fording River Operations Crown Grants	6-3

Table 6.4	Fording River Operations Mineral Titles	6-4

Table 6.5	Fording River Operations C-3 Mining Permits	6-8

Table 6.6	FRO Operating Permits	6-13

Table 7.1	Climate Summary in Sparwood, BC	7-3

Table 8.1	FRO Statements of Historic Coal Tonnages as of December 31, 2002	8-2

Table 8.2	Summary of Product Coal Reported by FRO — April 2007	8-3

Table 8.3	Historic FRO Coal Production — 2003 through 2007	8-5

Table 9.1	Fording River — Geologic Formations	9-2

Table 12.1	Summary of Historic Exploration of the FRO Property	12-2

Table 12.2	Summary of Drill Hole Density Reported by FRO by Area	12-3

Table 12.3	Summary of FRO 2001 to 2006 Exploration Programs	12-4

Table 13.1	Summary of Coal Seam Characteristics for Castle Mountain	13-4

Table 13.2	Summary of Coal Seam Characteristics for Eagle Mountain	13-13

Table 13.3	Summary of Coal Seam Characteristics for the Greenhills Area	13-18

Table 13.4	Summary of Coal Seam Characteristics for Henretta Ridge	13-22

Table 13.5	Summary of Coal Seam Characteristics for Turnbull Pit	13-23

Table 18.1	FRO Product Coal Quality	18-2

Table 19.1	Coal Resource Categories	19-2

Table 19.2	Coal Seam Thickness Criteria	19-3

Table 19.3	Fording River Estimated Resources	19-4

Table 19.4	Summary of Lerchs-Grossman Analysis Parameters	19-5

Table 19.5	Fording River Estimated Reserves	19-6

Table 25.1	Summary of Fording River LOMP Statistics	25-2

Table 25.2	Fording River Mine Product Specifications	25-3
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

LIST OF TABLES

Table 25.3	Summary of Fording River Operations Pre-Tax Cash Flow	25-6

Table 25.4	Summary of Sensitivity Analyses	25-6
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

LIST OF FIGURES

Figure 1	Project Location Map	26-2

Figure 2	Project Exploration and Coal License Areas	26-3

Figure 3	Mine Site Map	26-4

Figure 4	Regional Geology Map	26-5

Figure 5	Generalized Stratigraphic Column	26-6

Figure 6	Local Geology Map	26-7

Figure 7	Pits, Dumps and Onsite Infrastructure	26-8

Figure 8	Simplified Process Flow Sheet	26-9

Figure 9	Typical Geological Cross Sections — Eagle Mountain	26-10

Figure 10	Typical Geological Cross Sections — Henretta Ridge & Turnbull Mountain	26-11

Figure 11	Typical Geological Cross Sections — Castle Mountain	26-12

Figure 12	Typical Geological Cross Sections — Greenhills	26-13

Figure 13	Proven and Probable Reserve — 11 Seam (Complex)	26-14

Figure 14	Proven and Probable Reserve — 4 Seam (Complex)	26-15
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

LIST OF APPENDICES
Appendix 1 — Certificate of Authors
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 3 SUMMARY
Property Description, Location and Ownership
The Fording River Operations consist of 3 operating surface coal pits along with several areas planned for surface mine development held under multiple contiguous coal leases and licenses. The total area covers 23,153 hectares (ha), and is located approximately 108 km southwest of Calgary, Alberta, in the southeast corner of British Columbia near the town of Elkford, see Figure 1, Project Location Map.
Fording River Operations (FRO) is located about 29 km by road northeast of Elkford, British Columbia, in the southeast corner of the province. The mine has been in continuous operation since 1971 and currently has a production capacity of 10 million tonnes of product coal (MTCC) per annum. Fording River employs open pit mining techniques utilizing mining shovels and trucks to release raw coals for processing on site. Total product coal released by FRO was 7.867 MTCC in 2007.
The coal measures of FRO are contained in the Mist Mountain Formation of the Upper Jurassic to Lower Cretaceous age Kootenay Group. Inter-bedded sandstone, siltstone, mudstone and coal seams were deposited throughout this period. Subsequent to deposition, the sediments were impacted by the mountain building movements of the late Cretaceous to early Tertiary Laramide Orogeny, which produced the structural features that currently dominate the area.
Northerly trending thrust faults associated with the tectonic movements have resulted in repeating of all or parts of the coal sequence. Thrust faults repeated coal seams and whole blocks of the coal bearing Mist Mountain Formation. Subsequent northerly trending normal faults have also displaced and further divided the sequence.
The major structural features of the Fording River Valley are two north-south trending asymmetric synclines with near horizontal to steep westerly dipping thrust faults, and a few high angle normal faults. The Greenhills Syncline is located to the west of the Fording River with the Alexander Creek Syncline to the east. The synclines are separated by the regional Erickson normal fault located on the western bank of the Fording River. The east limb of the Alexander
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Creek Syncline is affected by two major regional thrust faults, the Ewin Pass and Brownie Ridge Thrusts. The intervening anticline was subsequently faulted (Erickson Fault), then eroded.
On February 28, 2003, the Fording Canadian Coal Trust was created from the multi-party agreement between Fording Coal Ltd., Teck Cominco Ltd., Westshore Terminals Income Fund, Ontario Teacher’s Pension Plan Board and Sherritt International Corporation. The Trust holds 60% of the Elk Valley Coal Partnership (EVCP), which holds the Canadian metallurgical coal properties previously owned by Fording Coal Ltd., Teck Cominco Ltd., Consol Energy Inc., and Luscar Energy Partnership. The EVCP controls the metallurgical coal operations under Elk Valley Coal Corporation (EVCC), a wholly owned subsidiary of the partnership (EVCC Tech Report, 2003). All of the assets of Fording River Operations are 100% owned by Elk Valley Coal Corporation. The co-owner and the managing partner of Elk Valley Coal is Teck Cominco, one of Canada’s oldest and largest integrated mining companies with global operations.
Exploration
The Property is a mature operation with more than 35 years of operating experience and exploration activity. The coal geology and quality is well understood and documented. The current exploration database consists of 3,857 reverse circulation holes and 195 core holes along with adits, channel samples and trenches. Due to the complex nature of the geology, FRO also collects data via geophysical logging of production blast holes, and the database contains information from 17,361 such holes. The FRO coal quality database contains 18,678 quality records.
Historic exploration of the property was extensive and pre-dates the commencement of mining by Fording Coal Ltd., in 1971. All exploration work was conducted by or for Fording Coal Ltd., or EVCC. There have been no other mining companies active in this area. To date, over 4,900 holes (500,000m of drilling) have been completed on the property. Historically, most of the exploration drilling has been done with reverse circulation rotary drills, along with a small amount of diamond core drilling.
Coal quality analyses include proximate, coking, petrographic and washability analysis. Coal quality sampling was performed to ASTM standards using both the FRO laboratory and reputable outside laboratories. In general, the FRO laboratory performed the proximate and FSI
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

analysis and the outside laboratories performed coking, petrographic and washability analysis. FRO is continuing to drill exploration holes on the Property in order to verify structure and increase confidence.
Development and Operations
FRO currently produces coal from 4 active pit areas using open pit coal mining methods, with primary waste stripping and coal mining completed by shovels and rear dump haul trucks. FRO is a mature operation with first coal production in 1971. The four active pit areas at FRO are Eagle 4 Pit, Eagle 6 Pit, Turnbull South Pit and Henretta Ridge Pit (scheduled for completion in 2009). New developments on Castle Mountain and Turnbull Mountain are scheduled to begin in 2011. Future developments are also being planned for the Greenhills area. Locations of these areas are shown on Figure 3, Mine Site Map, in Item 26.
The FRO primary product is high quality metallurgical coal used to make coke for the international steel industry. The five largest customers for the metallurgical coal in 2007 are Nippon Steel Company, Japan (9.9%), China Steel Corp., Taiwan (9.8%), Posco (6.8%), ISG Burns Harbour (6.5%), and TKS (5.3%). Some of the other FRO major coal customers over the last 3 years included Corus UK, Glencore (Switzerland), LUPI (Italy) and Sicartsa (Mexico). The metallurgical coal product specifications for the 6 major product coal blends of FRO are listed in Table 3.1, Met Coal Product Specifications.
FRO also produces a small amount of thermal product. The coal is a mixture of all of the seams, and represents the oxidized (typically outside edge of the mountain) portion of the seams mined. Although the majority of the product is consumed on-site in the FRO coal fired thermal dryer, some thermal product is sold on the international market. The tonnage of thermal coal sold over the last 3 years amounted to approximately 1.1% of total FRO coal sales. Kosepa (formerly KEPCO, or Korea Light & Power), consumes 31% of all EVCC thermal coal sales. The remainder of the thermal product is used for pulverized coal injection (PCI), with LUPI as the largest consumer (40%.)
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 3.1
Met Coal Product Specifications

Quality	Standard	Standard	Medium Vol	Medium Vol	Premium	Premium
Parameter		Low Phosphorous		Low Phosphorous		Low Phosphorous

Ash Content (Wt. %)	8.95 - 9.80	8.95 - 9.80	8.05 - 8.75	8.05 - 8.75	8.30 - 9.00	8.30 - 9.00

Phosphorous (Wt. %)	0.066 - 0.108	0.030 - 0.065	0.065 - 0.200	0.030 - 0.062	0.080 - 0.200	0.030 - 0.065

Sulphur Content (Wt. %)	0.39 - 0.70	0.36 - 0.70	0.50 - 0.90	0.50 - 0.90	0.55 - 0.80	0.55 - 0.80

Volatile Matter Content (Wt. %)	21.6 - 24.0	21.6 - 24.0	26.5 - 30.0	26.5 - 30.0	24.0 - 25.8	24.0 - 25.8

RoMax (Reflectivity)	1.28	1.31	1.15	1.15	1.20	1.20

Fluidity (ddpm)	16 - 1000	16 - 1000	250 - 1000	250 - 1000	150 - 850	150 - 850

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

The majority of the coal product from FRO is transported 1,200 km by rail to either Westshore Terminals or to Neptune Bulk Terminals, in which EVCC holds a 46% interest. Both terminals are located on the west coast of Canada in Vancouver, BC. Coal product also travels east to Thunder Bay Terminals for shipment to Ontario, the United States and international markets most effectively served from the east coast.
Conclusions and Recommendations
Marston estimated resources for the Fording River Property based on information supplied by FRO and reviewed by Marston. Assurance of existence classifications for statements of resources and reserves are in accordance with the Canadian Institute of Mining Definition Standards (CIMDS). CIMDS specifies that additional guidelines for statements of coal resources and reserves are set forth in Geologic Survey of Canada (GSC) Paper 88-21. For the Fording River Property, it is Marston’s opinion that the geology type of the FRO deposit is Complex, according to the definitions of GSC Paper 88-21.
Using the FRO cross-sections containing seam geometries throughout the Property; Marston developed seam solids for the Property based on the extrusion method. Using this block model, Marston generated a potential ultimate pit using the Lerchs-Grossman pit optimization module. Marston prepared estimates of coal resources based on an incremental cut off strip ratio of 19.2:1 bank cubic metres (bcm) waste per tonne of in situ coal. The use of this cutoff ratio was based on review and acceptance of FRO base data, pit design methodology, review of current market prices and compliance with GSC Paper 88-21, which recommends a maximum incremental ratio of 20 bcm per in situ coal tonne.
Based on the spacing of the available geological data and the limits of the estimated resources, Marston estimates that FRO Measured and Indicated resources are 1,192 million tonnes (Mt). These coal resource estimates are presented in Table 3.2, Fording River Estimated Resources. In Table 3.2, the Measured and Indicated resource estimates are exclusive of the resources modified to produce the Proven and Probable reserve estimates described later in this section.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 3.2
Fording River Estimated Resources

Description	Units	Assurance Class		Total
		Measured	Indicated

In situ Coal	(million tonnes)	318	874	1,192

Inferred resources were estimated to be 1,255 million in situ coal tonnes.
In accordance with CIMDS, Marston estimated FRO reserves based on the pit designs provided by FRO, a thorough review of the FRO Life of Mine Plan and associated cost estimates, and the application of GCS Paper 88-21 classifications of Proven and Probable Reserves. Based on the information supplied, and work completed to verify those data, Marston concludes that Fording River Operations is economic and pre-tax cash flows for proposed operations should generate a positive Net Present Value at a 15% discount rate, based on the saleable coal price levels and exchange rates forecast by EVCC. Marston estimates that the Proven and Probable coal reserves of FRO total 340 million run of mine (ROM) coal tonnes, and these estimated coal reserves are listed in Table 3.3, Fording River Estimated Reserves. In accordance with CIMDS, the reserve estimates include adjustments to the in situ coal resource estimates for mining losses and out-of-seam dilution. No adjustments were made for in situ and Rom moisture content .
The estimated product coal tonnages resulting from the Proven and Probable reserves were 110.3 Mt and 106.4 Mt, respectively. This results in an average yield of 63.7%, and total product coal of 216.7 Mt. Associated waste stripping requirements were estimated to total 1,690.4 million bcm, with a product coal strip ratio of 7.8 bcm per product tonne. Product coal quality specifications are listed earlier in this Item in Table 3.1, Met Coal Product Specifications.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 3.3
Fording River Estimated Reserves

Description	Units	Assurance Class		Total
		Proven	Probable

Run of Mine Coal	(million tonnes)	170.1	169.9	340.0

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 4       INTRODUCTION
Introduction
This Technical Report on Coal Resources and Reserves of the Fording River Operations (FRO) was prepared for Elk Valley Coal Corporation (EVCC,) Fording Canadian Coal Trust (FCCT,) and Teck Cominco Limited. (TCL.) EVCC is a Canadian coal mining, exploration and development company headquartered in Calgary, Alberta. Ownership interests in EVCC consist of 100% ownership by Elk Valley Coal Partnership which, in turn, is controlled 60% by Fording Canadian Coal Trust and 40% by Teck Cominco Limited. Fording Canadian Coal Trust and Teck Cominco are listed on both the Toronto Stock Exchange and the New York Stock Exchange: Fording Canadian Coal Trust (TSX: FDG.UN / NYSE: FDG) and Teck Cominco Limited (TSX: TEK.MV.A / TEK.SV.B / NYSE: TCK).
The FRO coal holdings include the currently operating Eagle Mountain, Turnbull and Henretta Ridge areas, as well as the development areas in Greenhills and Castle Mountain. Mining operations in the various pits have been continuous since 1971 and currently has a production capacity of 10 MTCC per annum.
There are currently four active pit areas at Fording River Operations: Eagle 4 Pit, Eagle 6 Pit, Turnbull South Pit and Henretta Ridge Pit (scheduled for completion in 2009). New developments on Castle Mountain and Turnbull Mountain are scheduled to begin in 2011. Future developments are also being planned for Greenhills area and Lake Pit.
Terms of Reference
EVCC commissioned Marston to prepare a Technical Report (TR) on the coal resources and reserves at the Fording River Operations. The TR was to be prepared in accordance with the requirements of National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

The following Scope of Work was established for the study:
•	Site Visit and Data Collection — data collection for all information required to provide the historical and technical backup for the Technical Report (TR).

•	Validate Geology and Assign Levels of Assurance — validate seam interpretations, structural geology, assign geology type and criteria for assurance of existence.

•	Create Geologic Model — prepare independent three dimensional model from base geologic data.

•	Validate Economic Input Parameters — validate cost and design data for the preparation of initial and final mining pit limits.

•	Calculate Reserves — develop independent pit designs for use in estimation of coal resources and reserves.

•	Prepare NI 43-101 Documents
This Technical Report addresses FRO coal with surface mining potential only.
Purpose
The Technical Report (TR) was prepared to provide an independent evaluation of coal resources and reserves at the Fording River Operations. The TR was prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Sources of Information and Data
To prepare the TR, Marston relied primarily on information, exploration and sampling data collected or generated by others. A list of references used in the preparation of this TR are listed in Item 23, References.
Discussions were held with key operating and technical personnel at FRO and at the EVCC corporate office in Calgary, Alberta. EVCC provided information on geological and structural settings, geological data and coal quality data as provided in the FRO 3-D model, mine tenure and permitting, current mine operations, economic information, mine planning, coal markets and price forecast data and Practices and Procedures in place at FRO.

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Scope of the Personal Inspection by the Qualified Person
Ted Minnes and Peter Mucalo, the Qualified Persons responsible for this Technical Report, and several other Marston personnel visited FRO to collect data and observe field activities on several occasions between November 2007 and February 2008. Several visits were also made by Marston personnel to the EVCC corporate office to collect data and hold discussions with company personnel.

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 5       RELIANCE ON OTHER EXPERTS
Marston has relied on information provided by Elk Valley Coal Corporation personnel at both Fording River Operations and the Projects and Development Group at the corporate office in Calgary. The status of mine permits and current known environmental liability, along with the validity and status of land and mineral titles, was provided by Mr. G.E. Sword, RFT, and Mr. T.S. Caldwell, RPF, Environmental Officers at FRO. Geological data and information related to exploration and drilling programs were provided by B. F. Musil, P.Geo., FRO Senior Geologist and A. J. Seward, FRO Geologist. Information related to cost and cash flow parameters was provided by Mr. C. R. K. Takenaka, P.Eng., and S. L. Dressler, P.Eng., Senior Mining Engineer and Mining Engineer, respectively, in the Long Range Planning Department of FRO. Survey related information was obtained from Mr. K. D. Streeter, Senior Mining Engineer at FRO.
Further information received from EVCC personnel is listed in Table 5.1, Information Sources.

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 5.1
Information Sources

Information Description	Source	Position

Coal Polygons in .dxf format	Ross Griffiths	Senior Geologist

Coal Mining History	Ross Pritchard	Director, Engineering

Cost/Reserves/Resources	Cory Takenaka	Sr. Mining Engineer

Processing Plant Data	J.F. Musschoot	G.F. (Process Op)

Exploration/Drilling History	Alison/Barry Musil	Geologists

Sampling Data	Loriann Hucik	Lab Supervisor

Production Data	Scott Dressler	Mining Engineer

FIMS Database	Barry Musil	Senior Geologist

Surveying Dta	Keith Streeter	Sr. Mining Engineer

Environmental Permits	Greg Sword	Env. Officer

Reclamation Information	Tim Caldwell	Env. Officer

Sampling Data at the trains	Cornelis Kolijn	Mgr, Tech Services

Explosives Magazine	Scott Dressler	Mining Engineer

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ITEM 6       PROPERTY DESCRIPTION AND LOCATION
Property Description and Location
The Fording River Operations consist of four operating surface coal pits along with several areas planned for surface mine development held under multiple contiguous coal leases and licenses. The total area covers 23,153 (ha), and is located approximately 108 km southwest of Calgary, Alberta, in the southeast corner of British Columbia near the town of Elkford, see Figure 1, Project Location Map.
The Fording River operations are situated in the East Kootenay region in the southeastern corner of British Columbia and is located in the southeast portion of NTS Map Sheet 82J. The center of current mine disturbance at FRO is at 50°11’30.50“N Latitude and 114°51’11.47“W Longitude. The plant site is at 50°11’15.47“N Latitude and 114°52’42.34“W Longitude.
Title and Property Rights
The majority of the property is located on Crown Land. This includes 17,336 ha held in 7 coal leases and 2,849 ha in 11 coal licenses. Coal leases and licenses held by FRO are listed in Table 6.1, Fording River Operations Coal Leases, and Table 6.2, Fording River Operations Coal Licenses.
The remaining 2,968 ha consists of 15 Crown granted lots on Freehold Land, as listed in Table 6.3, Fording River Operations Crown Grants. “Freehold Land” is a relatively rare occurrence in British Columbia, and refers to private ownership of both surface and mineral rights.

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.1
Fording River Operations Coal Leases

Lease No.	Area (ha)	Expiration Date

1	1,009	January 1, 2010

2	2,250	May 19, 2013

5	644	March 17, 2018

9	1,096	October 1, 2021

16	2,859	May 9, 2028

17	8,180	May 9, 2029

18	1,298	January 30, 2030

Total Area	17,336

Table 6.2
Fording River Operations Coal Licenses

License No.	Area (ha)

327978	259

327990	259

327991	259

327993	259

327995	259

327996	259

327999	259

328000	259

328674	259

417067	259

417068	259

Total Area	2,849

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.3
Fording River Operations Crown Grants

Lot Number	Lot Portion

3422	NW 1/4 & E 1/2

3423	ALL

3424	ALL

6047	ALL

6048	ALL

6049	ALL

6050	ALL

6051	ALL

6635	W 1/2

6821	ALL

6822	W 1/2

6823	E 1/2

6824	W 1/2

6825	E 1/2

6980	W 1/2 of W 1/2

Total Area (ha)	2,968

FRO controls the surface and subsurface rights to the properties which are in operation and to those that are planned for development. There are no obligations that must be met on the part of the landowner to complete any ongoing exploration or development work to keep land tenures active. Licenses are renewed annually (for a small fee) and have no expiry dates.
Land tenures are listed in Table 6.4, Fording River Operations Mineral Titles.

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.4
Fording River Operations Mineral Titles

Area	Tenure Number	Owner Number	Mapsheet	Work Recorded To	Status	Area (ha)	EVCC Interest %

	389275	145963	082J016	2009.01.01	Good Standing 2009.01.01	1,009	100

	389282	145963	082J016	2008.05.19	Good Standing 2008.05.19	2,250	100

	389285	145963	082J016	2008.03.17	Good Standing 2008.03.17	644	100

	389290	145963	082J026	2008.10.01	Good Standing 2008.10.01	1,096	100

	389310	145963	082J016	2008.05.09	Good Standing 2008.05.09	2,859	100

Fording River

	389311	145963	082J016	2008.05.09	Good Standing 2008.05.09	8,180	100

	389312	145963	082J016	2009.01.30	Good Standing 2009.01.30	1,298	100

	416886	145963	082J016	Application	Good Standing	518	100

	417067	145963	082J017	2008.10.14	Good Standing 2008.10.14	259	100

	417068	145963	082J027	2008.10.14	Good Standing 2008.10.14	259	100

6-4

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Property Boundaries
Property boundaries, as well as current and future mining areas, are shown in Figure 2, Project Exploration and Coal License Areas. Survey information on the property boundaries was requested from FRO but not available at the time of this report.
Mineralized Zones, Mineral Resources and Reserves and Mine Workings
The major structural geologic features of the Fording River property are the north-south trending synclines with near horizontal to steep westerly dipping thrust faults, and a few high angle normal faults. Some of the thrust faults probably were folded late in the tectonic cycle. This has allowed for a significant portion of the Mist Mountain coal sequence to be repeated, particularly on the east side of the Fording River Valley. The mineral formations are shown on Figure 6, Local Geology Map.
The Mist Mountain Formation contains all of the economic coal seams, and is the most widely occurring formation on the Fording River property. This economically important formation is an interbedded sequence of sandstones, siltstones, silty shales, mudstones, and medium to high volatile bituminous coal seams. The Mist Mountain Formation is approximately 500 metres (m) thick, with the depth of burial ranging from none (surface exposure) to greater than 1,500 m. Over thirteen (13) coal seams or zones throughout the formation are considered to be of economic significance. A typical stratigraphic profile for the area is shown in Figure 5, Generalized Stratigraphic Column. A geological cross section showing typical folding and faulting that occurs in the area is shown in Figure 9, Typical Geological Cross Sections - Eagle Mountain.
Fording Coal Ltd. and EVCC have been actively mining on the site since 1971. The location of existing mine workings, tailing ponds, waste dumps and important surface features are shown on Figure 7, Pits, Dumps and Onsite Infrastructure. Old mining operations include several pits located in the Eagle Mountain/Turnbull area to the east of the Fording River and in the Greenhills area located to the west of the river. Current mining areas include Eagle 4 Pit and Eagle 6 Pit, located on Eagle Mountain, Turnbull Pit located on Turnbull Mountain and Henretta Pit located on Henretta Ridge. Several old and active rock waste dumps are located in close proximity to these pits. Two tailings ponds are located to the southwest of the plant site, near

6-5

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

the train loadout facilities. All pits, dumps, tailings ponds and on-site infrastructure are located within the boundaries of the FRO leases, licenses and freehold lands.
Royalties and Payments
FRO is located primarily on Crown Land, with a small portion (14.7%) on Freehold Land. All mineral and surface rights are controlled by EVCC. Coal on Crown Lands is subject to any provisions of those leases, including specified lease rentals and coal production royalties. EVCC is not required to pay royalties on Freehold Land held under its leases and licenses. However, all EVCC mines operating in British Columbia are subject to British Columbia mineral taxes. This consists of a two-tier tax system with a minimum rate of 2% on operating cash flows and a maximum rate of 13% on cash flows after taking available deductions for capital expenditures and other permitted deductions.
Environmental Liabilities
FRO is required to rehabilitate all disturbed areas after the completion of mining activities. FRO has made provisions to limit environmental liability by reclaiming disturbed areas on an ongoing basis as they become available. Short-term and long-term reclamation requirements are reassessed annually and an annual reclamation report is submitted to the B.C. government, as required as a condition of the mine permit. FRO tracks annual ongoing reclamation costs under Operating Expenses in the Long-Range Mine Plan. In the April 2007 mine plan, this amounted to $1.86 million/year. Permitting costs are typically included as Capital Costs in the long range financial models.
EVCC also tracks the Asset Retirement Obligation (ARO) for all operations. This is an estimate of the cost for mine closure at the end of operations, the decommissioning of the plant, mine buildings and ancillary facilities, and the reclamation of all disturbed areas. The ARO for FRO was updated in December 2007. With an estimated reclamation completion date of 2051, the total ARO for the site was estimated at $60.6 million.

6-6

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Required Permits
Relationship with the regulatory authorities is maintained in good standing. Permits for mining operations at FRO are current and have been in place since before operations began in 1971, with updates and amendments provided as needed. The Mining Permit (Permit C-3) was last amended on July 26, 2006 and the Exploration Permit (Permit C-102) was last amended on April 25, 2006. A list of mining permits and amendments are provided in Table 6.5, Fording River Operations C-3 Mining Permits. After the C-102 Exploration Permit was issued there have been several amendments subsequently issued to grant FRO the authority to conduct specific exploration programs related to each amendment to the C-3 Permit.
FRO also holds several operating permits for air, land, water, and waste. All relevant operating permits are currently in place at FRO. Operating permits in place at FRO are listed in Table 6.6, FRO Operating Permits.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.5
Fording River Operations C-3 Mining Permits

Approval Date	Title	Permit Application Date	Report Date

October, 1973	Clode Waste Pile

July 29, 1974	Turnbull 4 Seam

April, 1976	Wash Plant Waste for Backfill Material

May 11, 1977	Eagle Haul Road

January 5, 1978	Clode Pit Excavate Highwalls	November 7, 1977

February 20, 1978	Eagle 15 Seam 1 Pit	February 1, 1978

February 24, 1978	Taylor Pit 15 Seam Extension

July 16, 1979	North Tailings Pond Dyke

August 8, 1979	Taylor Pit Stage 1	May 29, 1979	May 17, 1979

October 5, 1979	K Seam Pit Modification	August 30, 1979

December 3, 1979	Turnbull R-4 Pit	September 1, 1978	September 14, 1979

January 23, 1980	Blackwood Pit		1979-1980

October 17, 1980	Swift Creek Crossover

April 17, 1980	15 Seam UG Site

December 4, 1980	Greenhills K Seam Pit

July 14, 1981	Exploratory Audits, Target Tunneling Ltd.

September 22, 1981	Eagle Phase 1		August 1981

October 15, 1981	Greenhills Total K Seam	April 9, 1981

November 3, 1981	Raising ‘A’ Spoil Rejects Pile

January 11, 1982	Blackwood Pit Extension	September 16, 1981	September 1981

March 18, 1982	9 Spoil Dump

March 18, 1982	Eagle Access Road Construction

March 18, 1982	Greenhills South Waste Dump	January 4, 1982

March 19, 1982	South K Pit Temporary Spoil Dump

April 8, 1982	Blaine Spoil Haul Road	February 23, 1982	February 12, 1982

July 14, 1982	Blaine Spoil Stages 1A & 1B	May 25, 1982	May 18, 1982

June 10, 1982	Eagle Construction Pioneer Access Road

September 30, 1982	Eagle Access Road 13 Seam Pit		July 27, 1982

October 5, 1982	Kilmarnock Settling Pond System

October 26, 1982	Eagle 15 Seam Pit Pre-production		September 23, 1982

6-8

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.5
Fording River Operations C-3 Mining Permits (cont.)

Approval Date	Title	Permit Application Date	Report Date

November 25, 1982	Taylor Pit Stage 2	June 7, 1982

December 16, 1982	Blaine Spoil Impact & Catchment

January 14, 1983	South Tailings Impoundment

March 24, 1983	Brownie Pit Stage 1	March 7, 1983	March 4, 1983

April 28, 1983	Blaine Spoil Impact & Catchment Revision	January 31, 1983

May 25, 1983	Eagle 15 Seam Pit Stage 2		March 1983

June 29, 1983	Brownie Stage 1 Pit Extended Interim

September 8, 1983	Blaine Spoil

November 16, 1983	K North Pit Revision to Seam	July 7, 1983	July 7, 1983

November 21, 1983	G Pit Work Ben Pit

November 24, 1983	Brownie & 15 Seam Stage 2 Dumps

December 2, 1983	I Pit in K Pit Area

December 9, 1983	Brownie Stage 1	March 7, 1983	November 28, 1983

February 21, 1984	Eagle Stage 2 Backfill Creek Conditional Approval

February 29, 1984	Upper Clode Access Road	July 8, 1983	July 8, 1983

March 19, 1984	Eagle 15 Seam Stage 3	February 15, 1984	February 15, 1984

July 19, 1984	Taylor Pit Stage 2 Revision 1	July 6, 1984

July 19, 1984	Taylor Pit Stage 3

September 18, 1984	K North Pit Waste Dump	August 13, 1984

May 14, 1985	Brownie Pit Stage 1 Amendment	April 22, 1985

July 3, 1985	South Tailings Impoundment Further Approval

July 8, 1985	Swift Pit North Access Road

December 4, 1985	Eagle Stage 3 Revision 2		July 1985

December 17, 1985	Swift Pit

February 6, 1986	Brownie Pit Stage 2	December 5, 1985	November 1985

April 1, 1986	Kilmarnock

May 5, 1986	Eagle Stage 4	March 14, 1986	March 1986

June 4, 1986	Eagle West Face Access		March 1986

June 4, 1986	Swift Pit Revision 1

July 10, 1986	Brownie Stage 2 Program		April 7, 1986

6-9

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.5
Fording River Operations C-3 Mining Permits (cont.)

Approval Date	Title	Permit Application Date	Report Date

September 3, 1986	Lake Pit Phase 1

January 15, 1987	Blaine Spoil Toe Dyke	November 7, 1986

July 17, 1987	Taylor 1947 Temporary Access Ramps	December 12, 1986	December 12, 1986

July 17, 1987	South Spoil Stage 1	April 6, 1987	No date

July 21, 1987	Eagle Stage 3 Revision 3	April 3, 1987	March 1987

November 26, 1987	Clode 9 Seam Pit	September 28, 1987	September 28, 1997

January 21, 1988	Blaine Spoil South Extension	January 5, 1988	January 1998

May 12, 1988	4 Pit Dragline	March 17, 1988

June 28, 1988	Eagle Lower Haul Road Modification

August 9, 1988	Blaine South Spoil Continue Dumping	July 19, 1988

November 14, 1988	Lower Eagle Haul Road Project 2065		February 1988

December 7, 1988	Swift Pit Revision 4

February 13, 1989	Eagle Stage 4 Revision 2	September 16, 1988	August 1988

February 13, 1989	South Pit Stage 1		September 1988

February 15, 1989	Complements Swift Pit Approval of June 4, 1986

April 3, 1989	Eagle Stage 6	January 25, 1989	January 1989

April 27, 1989	Eagle 6 Pre-stripping

July 20, 1989	Brownie Stage 3	April 5, 1989	March 1989

November 20, 1989	South Spoil Stages 2 & 3	October 6, 1988	August 1989

February 9, 1990	South Spoil Toe Dyke Access Road	February 6, 1990

February 9, 1990	Construction of Access Road to South Spoil Stage 2

March 22, 1990	South Spoil Stage 2 to 4		January 1990

April 4, 1990	Clode Spoil & Taylor Footwall Access Road	February 21, 1990	No date

April 4, 1990	South Pit Stage 1 Revision 1	September 11, 1989	August 1989

April 9, 1990	Swift Pit Dragline Stage 2	November 17, 1989	November 1989

May 22, 1990	Lower 2 Spoil Lift	February 23, 1990	No date

June 18, 1990	Brownie Stages 2A, 3, 4 & 5	December 5, 1989	December 1989

November 6, 1990	Henretta Creek Area Construct New Road

June 1, 1991	Lake Mountain Dragline Pit		January 28, 1991

December 16, 1991	Henretta Dragline Project		June, 1991

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.5
Fording River Operations C-3 Mining Permits (cont.)

Approval Date	Title	Permit Application Date	Report Date

February 7, 1992	Taylor Pit 1857 Access Road Design Changes to be Submitted

March 6, 1992	Henretta R4 Access Road & Taylor R4 Spoil	January 10, 1992	January 10, 1992

March 6, 1992	South Spoil Dumping Guidelines

June 1, 1992	Eagle Main 4 Pit Stage 1	December 17, 1990	October 1990

July 20 & 29, 1992	Henretta Dragline Project Approval of East Dump Underdrain

October 8, 1992	Brownie Main Phase 1 Pit	April 22, 1992	April, 1992

October 8, 1992	South Spoil Dumping Guidelines

November 12, 1992	Lake Mountain Access Road Revision

South Spoil Stage 2 Design Amendment

December 21, 1992	Brownie Stage 4 Pit	November 19, 1992	November 1992

December 22, 1992	South Spoil Dumping Guidelines

March 25, 1993	South Spoil Stage 2 Revision 2		February 1993

November 10, 1993	Taylor Pit Stage 3 Slope Revision		October 1992

November 10, 1993	Brownie Spoil Stage 2A Access	August 20, 1993	August 16, 1993

	Brownie Spoil Revision 1		November 28, 1993

December 22, 1993	Quartzite Quarry

April 19, 1994	South Spoil Toe Dyke Design Revision	March 3, 1994	March 3, 1994

July 14, 1994	Henretta Dragline Project — North Pit	March 24, 1994	March 24, 1994

July 14, 1994	Brownie Main Phase 2 Pit	June 8, 1994	May 26, 1994

August 19, 1994	Kilmarnock Reject Spoil	April 8, 1994	April 8, 1994

December 19, 1994	Kilmarnock Reject Spoil Amendments	September 26, 1994

April 27, 1995	South Tailings Pond, Tailings Dredging Project

April 27, 1995	Brownie Spoil Stage 2A — 2180 m Access	April 18, 1995

December 18, 1995	Eagle Main 6 Stage 1	November 16, 1995	November 21, 1995

June 19, 1996	South Pit Stage 2 and Coal Access	May 24, 1996	May 31, 1996

August 7, 1996	Henretta Ridge Pit & Spoils

September 10, 1996	Turnbull Phase 2 Dragline Pit	April 22, 1996	August 25, 1996

January 24, 1997	Eagle Main 4 Stage 2	December 17, 1996	December 17, 1996

January 24, 1997	Brownie Stage 5	January 8, 1997	January 8, 1997

July 10, 1997	Lake Pit Phase 2	May 20, 1997	May 15, 1997

6-11

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.5
Fording River Operations C-3 Mining Permits (cont.)

Approval Date	Title	Permit Application Date	Report Date

July 10, 1997	Henretta Ridge East Spoil Design Modification-

2000 Bench Development

August 28, 1997	South Spoil Revision to Stage 4, 4B & 5	July 17, 1997	July 17, 1997

December 18, 1997	Blake Reject Spoil		November 28, 1997

March 10, 1998	Henretta Ridge East Spoil Toe Berm Revision	January 20, 1998	January 22, 1998

April 1, 1998	5 Year Harvesting Plan 1998 - 2002

May 11, 1998	Long Range Reclamation Plan

June 16, 1998	Turn Pit Phase I	April 14, 1998	April 2, 1998

August 20, 1998	South Pit, Stage 3	August 5, 1998	August 5, 1998

April 20, 1999	Eagle Main 4 Stage 3	March 29, 1999	March 29, 1999

February 22, 2000	South Pit Stage 4 Coal Access Road		January 25, 2000

May 17, 2000	Henretta Ridge East Spoil Revision 2		April 24, 2000

April 30, 2001	Henretta Ridge East Spoil Revision 3	April 10, 2001	April 10, 2001

December 21, 2001	South Pit Stage 4		November 2001

May 7, 2002	2 Spoil Final Lift	April 11, 2002	April 11, 2002

April 14, 2003	Brownie Stage 3 and 4 Spoil Expansion

May 16, 2003	Change of Name

January 22, 2004	Henretta Ridge Pushback & Spoil Development	September 22, 2003	September 18, 2003

February 19, 2004	Turnbull South Pit & Waste Dump Development	October 30, 2003	October 2003

February 16, 2005	Upper Blake Reject Spoil

July 19, 2006	Brownie Creek Limestone Quarry

July 26, 2006	Upper Clode Spoil	April 7, 2006	April, 2006

6-12

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 6.6
FRO Operating Permits

Permit Type	Permit Number

Effluent Permit	PE-424

Air Permit	PA-1501

Landfill Permit	PR-7726

Joint Effluent Permit	BXL PE-5556

Joint Air Permit	BXL PA-5061

Waste Generator	BCG00675

Water License (Henretta Creek)	C109725

Water License (Lake Mountain Creek)	C103168

Water License (Kilmarnock Creek)	C100080

Water License (Clode Creek)	C058779

Water License (Fording River)	C054340

Water License (Fording River)	C049312

Water License (Blackmore Creek)	C049311

Water License (Fording River)	C047473

Water License (Fording River)	C038211

License to Cut (Crown Land)	YN069

Timber Mark (Town Private Land)	NB1PF

Timber Mark (Minesite Private Land)	NBTPH

Explosives Storage and Use Permit B.C. Permits	1814 & 1815

License for Explosive Manufacture	Factory License 2008(03)-F71491

6-13

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 7      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY
Topography, Elevation and Vegetation
The mine is located in the Kootenay region, within the front ranges of the Rocky Mountains. The topography is dominated by steep, heavily forested mountain canyons and valleys. Nearly all of the major rivers and tributaries, including the Elk River, have a very high channel gradient. The area is within the Northern Rocky Mountain physiographic province and is characterized by north to northwest trending mountain ranges separated by straight valleys that run parallel to the ranges.
Operations at Fording River range in elevation from 1,790 m in the valley floor to 2,225 m at the upper extent of the operations. Vegetation varies with elevation. Valley bottoms are dominated by Ponderosa Pine, Rocky Mountain Douglas Fir, Lodgepole Pine and Trembling Aspen. The main mining and exploration areas fall within a biogeoclimatic zone described as the Engelmann Spruce Alpine Fir Zone at elevations from 1,000m to 2,200m. Forest cover in this zone includes Engelmann Spruce, Lodgepole Pine, Western Larch, and Trembling Aspen. Treeless areas above 2,250 m are in the Alpine Zone. Slopes are steep and rugged. Soils are regosolic, acid brown and brown wooded and form a shallow mantle over bedrock or glacial till of varying depths.
Property Access
Coal mining activity has been ongoing in the area for over 30 years and the infrastructure is quite well developed, including all-weather roads and a railroad. The means of access to the property is via Highway 43 from Highway 3 at Sparwood, through Elkford to the Fording River mine property. The property is approximately 29 km northeast of Elkford by road. Goods are delivered primarily by transport trucks and occasionally rail. Area infrastructure is shown in Figure 7, Pits, Dumps and Onsite Infrastructure.
Approximately 80% of the coal from FRO is transported in unit trains from the site loadout facilities via Canadian Pacific Railways (CPR) rail lines to Westshore Terminals, 1,200 km to the
7-1

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

west in Delta, BC. Coal is also delivered via rail to Neptune Bulk Terminals in North Vancouver, BC, Thunder Bay Terminals in Thunder Bay, ON and Indiana Harbour Coal & Coke in Chicago, IL. CPR and Canadian National Railway (CNR) own their own lines and have line sharing agreements in place to expedite traffic in certain areas.
Population Centres and Transport
Mining personnel are recruited from across Canada, with most living in Elkford, 29 km southwest of FRO and Sparwood, a further 35 km to the south. Employee bussing is available from Elkford to the mine site.
Climate and Length of Operating Season
Operations at FRO run 24 hours per day, seven days a week, year-round. Operations are not typically limited by the local weather. The climate of British Columbia is determined by its continental location and mountainous topography, and is characterized by long cold winters and short cool dry summers. Winter frontal systems moving easterly from the Pacific coast bring maritime Arctic air into the region, which modifies temperatures and results in snowfall. Summer weather is generally good. However, in all seasons, the mountains play a major role in determining the regional and local climatic characteristics. The closest weather station to the mine site is located in Sparwood, BC, 65 km to the south. Typical temperatures and precipitation for area are listed in Table 7.1, Climate Summary in Sparwood, BC.
Surface Rights, Power, Water, Waste Disposal Areas and Plant Area
The surface rights required for all mining operations are authorized through coal leases and licenses held by FRO. Power to the site is supplied by BC Hydro via the BC & Alberta link, known as the Kan-Elk line. There is a single 138 kilovolts (kV) power line into the FRO property. The line is a spur of a main hydro line. Two transformers are used to split the load at the local substation site. Two 13.8 kV power lines are located on either side of Eagle Mountain. Each line is capable of supplying power to the entire operation, and the second line acts as a back-up. A single 13.8 kV line runs to Henretta, which also powers the Turnbull Pit. Several substations are placed at key locations in the mine to reduce the voltage to levels appropriate for electric mining equipment.
7-2

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 7.1
Climate Summary in Sparwood, BC

Description	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual Ave.

Temperature

Daily Average (°C)	-6.8	-4.4	0.2	4.9	9.2	12.6	15.4	15.1	10.4	5	-2	-7.7	4.3

Daily Maximum (°C)	-2.5	0.5	5.5	11	16	19.5	23.2	23.6	18	10.8	1.7	-3.7	10.3

Daily Minimum (°C)	-11.1	-9.3	-5.1	-1.3	2.4	5.7	7.6	6.6	2.7	-1	-5.7	-11.6	-1.7

Extreme Maximum (°C)	10.3	13.8	19.5	25.6	31.3	32.5	34.1	36.5	34.2	27.2	16.9	10.5

Extreme Minimum (°C)	-37.9	-34.6	-29.3	-15	-5.8	-3.3	0	-3.5	-8.5	-22.2	-34	-39.8

Precipitation

Rainfall (mm)	14	14.4	14.5	26.1	56.8	61.2	51.5	34.1	41.3	38.8	39	14.1

Snowfall (cm)	50.6	34	28.4	15.6	5.2	1.6	0	0.1	1.4	11.1	43.3	57.2

Precipitation (mm)	53.2	40.9	38.4	38.4	61.9	62.8	51.5	34.2	42.7	48.2	71.7	59.6

Average Snow Depth (cm)	17	14	5	0	0	0	0	0	0	0	5	15

Extreme Daily Rainfall (mm)	27.8	35.8	15.4	27.1	31.7	45.2	27.2	16.5	26.2	38.4	47	27.8

Extreme Daily Snowfall (cm)	23.8	24.4	23	32	26.8	15	0	1	4	16.4	41	65

Extreme Daily Precipitation (mm)	31.7	35.8	22.2	27.1	34	45.2	27.2	16.5	28.2	38.4	47	65

Extreme Snow Depth (cm)	56	64	33	26	27	3	0	0	1	18	44	133

Wind

Maximum Hourly Speed	67	83	59	52	41	44	37	44	44	63	59	74

Direction of Maximum Hourly Speed	SE	E	E	SE	S	SE	SW	S	SE	E	E	E	E

Wind Chill

Extreme Wind Chill	-45.6	-47.5	-37.4	-23	-9	-4.8	-2.6	-4.6	-10.5	-27.1	-41.4	-48.6

7-3

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

There are a total of eleven ground water wells in the FRO property. Water supply for the mine is provided by six of these wells. Make-up water for the plant comes from the wells and is augmented by flooded abandoned mine cuts and/or the Fording River, as needed. Three wells located south of the tailings ponds are used to recover seepage from the ponds. This water is pumped back into the pond. Two additional wells located by the environmental facilities (2 km to the south of the mine site) are used to provide the needs of the greenhouse.
Key onsite infrastructure at FRO include the raw coal stockpiles, coal processing plant, rail loadout facilities, administrative, engineering and maintenance buildings, mine dry, powder magazine and bulk explosive storage facilities. Onsite facilities are generally located in the valley floor along the Fording River. The location of onsite facilities are shown in Figure 7, Pits, Dumps and Onsite Infrastructure.
Coal processing plant tailings are stored in two ponds located to the south of the plant site on the valley floor. To provide additional required tailings capacity, tailings are currently being dredged from the south pond and pumped to Pit 3. Due to further development plans in the area, FRO is considering excavating Pit 3 and relocating the tailings to another mined-out area. FRO is currently researching elevating the south pond dyke to increase the overall capacity, and is investigating alternative tailings storage options to meet future tailings storage demands.
Coarse reject is currently being hauled to the Upper Blake Reject Dump. As the Blake Dump is nearing capacity, coarse reject disposal is planned to be diverted to a location near A Spoil.
The FRO bulk explosives facility is owned by EVCC and operated by MAXAM explosives company, who manage and operate the delivery and manufacture of bulk explosives on site. FRO has two magazines, a powder magazine and a caps magazine.
 7-4

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 8 HISTORY
Prior Ownership of the Property
The Fording Canadian Coal Trust was created on February 28, 2003, from a multi-party agreement between Fording Coal Ltd., Teck Cominco Ltd., Westshore Terminals Income Fund, Ontario Teacher’s Pension Plan Board and Sherritt International Corporation. The Trust holds 60% of the Elk Valley Coal Partnership (EVCP), which holds the Canadian metallurgical coal properties previously held by Fording Coal Ltd., Teck Cominco Ltd., Consol Energy Inc., and Luscar Energy Partnership. The EVCP controls the metallurgical coal operations under Elk Valley Coal Corporation (EVCC), a wholly owned subsidiary of EVCP. Prior to formation of the trust, Fording River Operations was under the ownership of Fording Coal Ltd. Fording Coal Ltd., was incorporated into the formation of EVCC.
Exploration and Development Work by Previous Owners or Operators
FRO is a mature surface coal mining operation with first coal production in 1971. FRO currently produces coal from four active pit areas using open pit coal mining methods, with primary waste stripping and coal mining completed by shovels and rear dump haul trucks. The original owner of FRO, Fording Coal Ltd., was incorporated into the formation of EVCC, the current operator at FRO. There has been no significant exploration or development work conducted by in the area by previous owners or operators.
Exploration and drilling on the property conducted by Fording Coal Ltd. and EVCC since operations began in 1971 are described in Item 12, Exploration, and Item 13, Drilling.
Historical Mineral Resource and Reserve Statements
A Technical Report was prepared by EVCC for the Fording River Operations in April 2003 (Fording River Operations, 2003). Although this Technical Report was reportedly consistent with prevailing National Instrument 43-101 requirements, the resource and reserve statements were not formatted according to the dictates of GSC Paper 88-21, see Table 8.1, FRO Statements of Historic Coal Tonnages as of December 31, 2002.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 8.1
FRO Statements of Historic Coal Tonnages as of December 31, 2002

Category	Product Tonnes
(millions)

Reported Reserves

Proven	146.5

Probable	117.3

Total Proven & Probable	263.8

Category	In Situ Tonnes
(millions)

Reported Resources

Measured	362.3

Indicated	276.0

Total Measured & Indicated	638.3

Inferred Resources	2,757.1

FRO updated its estimates of reserves and resources in April 2007 and these are incorporated into the Fording River Operations, Long Range Mine Plan, April 2007. These statements are shown in Table 8.2, Summary of Product Coal Reported by FRO — April 2007. Standard practices at FRO required update to statements of reserves and resources on a semi-annual basis for internal usage at EVCP.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 8.2
Summary of Product Coal Reported by FRO — April 2007

Pit	Standard Coal %	Midvol Coal %	Total %	Product Million Tonnes Clean Coal (MTCC)	Clean Strip Ratio

Eagle Main 4 Pit	-	-	-	14.60	6.9:1

Eagle 6 Pit	25	75	100	61.50	8.4:1

Henretta Ridge Pit	-	-	-	5.40	6.0:1

Turnbull South Pit	72	28	100	12.70	7.5:1

Turnbull North Pit	26	74	100	7.00	9.3:1

Turnbull Phase III Pit	-	-	-	8.00	9.4:1

Castle North Pit	40	60	100	20.60	8.4:1

Castle West Pit	-	-	-	22.40	6.3:1

Greenhills Pit	-	-	-	74.20	6.7:1

Lake Pit Phase II	-	-	-	0.40	7.4:1

Total				226.80

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Property Production
The FRO processing plant was originally designed with a capacity of 3 MTCC per year in 1971. This has since been expanded to 10 million MTCC per year. FRO coal production from 1972 to 2006 is illustrated in Graph 1, Historic FRO Coal Production — 1972 through 2006. Coal production over last five years is listed in Table 8.3, Historic FRO Coal Production — 2003 through 2007.
Note: The decrease in production in 1992 was due to a labour disruption.
Graph 1 Historic FRO Coal Production — 1972 through 2006
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 8.3
Historic FRO Coal Production — 2003 through 2007

Year	Product Coal Tonnes
(millions)

2003	8.85

2004	9.16

2005	9.20

2006	7.70

2007	7.87

Total 2003-2007	42.78

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 9 GEOLOGICAL SETTING
Regional Geology
The regional geology of southeastern British Columbia has been the subject of numerous geological studies, including coal, oil and gas exploration, and it is reasonably well understood. The Fording River property is situated within the frontal range of the southern Canadian Rocky Mountains; within the central and northern sections of the Elk Valley Coalfield.
The coal measures of FRO are contained in the Mist Mountain Formation of the Upper Jurassic to Lower Cretaceous age Kootenay Group (deposited approximately 120 — 150 million years ago). Inter-bedded sandstone, siltstone, mudstone and coal seams were deposited throughout this period. The Mist Mountain Formation is approximately 500 — 600 m thick. Subsequent to deposition, the sediments were impacted by the mountain building movements of the late Cretaceous to early Tertiary Laramide Orogeny, which produced the structural features that currently dominate the area. The succession of geologic formations in the area is summarized in Table 9.1, Fording River — Geologic Formations.
Northerly trending thrust faults associated with the tectonic movements have resulted in repeating of all or parts of the coal sequence. Thrust faults repeated coal seams and whole blocks of the coal bearing Mist Mountain Formation. Subsequent northerly trending normal faults have also displaced and further divided the sequence.
Economically, the Mist Mountain Formation is the most important formation of the Kootenay Group. The formation contains coal seams ranging in thickness up to 18 m. The seam coal ranks vary from medium and high volatile bituminous in the south, to low volatile bituminous and semianthracite in the north. Formation coal seams are thicker and more numerous in areas of the Fernie Basin and upper Elk River Valley.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 9.1
Fording River – Geologic Formations

PERIOD	LITHO-STRATIGRAPHIC UNITS				PRINCIPAL ROCK TYPES
Recent					Colluvium
Quaternary					Clay, Silt, Sand, gravel, cobbles
Lower Cretaceous	Blairmore Group				Massive bedded sandstones and conglomerates
Lower Cretaceous to Upper Jurassic	K o o t e n a y F o r m a t i o n	Elk Formation			Sandstone, Siltstone, shale, mudstone, chert pebble conglomerate, minor coal
		Mist Mountain Formation			Sandstone, Siltstone, shale, mudstone, thick coal seams
				Moose Mountain Member	Medium to coarse grained quartz-chert sandstone
		M o r r i s s e y	F o r m a t i o n	Weary Ridge Member	Fine to coarse grained, slightly ferruginous quartz-chert sandstone
Jurassic		Fernie Formation			Shale, siltstone, fine-grained sandstone
Triassic		Spray River Formation			Sandy shale, shale quartzite
		Rocky Mountain Formation			Quartzites
Mississippian		Rundle Group			Limestone

(Gibson, 1985)
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

The East Kootenay Coalfields are comprised of three separate coal fields extending from the Montana border northward. These are known as the Flathead, Crowsnest, and Elk Valley Coalfields in southeastern British Columbia.
Local Geology
Structural
Subsequent to deposition, the sediments were impacted by the mountain building activities of the late Cretaceous to early Tertiary Laramide Orogeny. The major structural features of the Fording River Valley are two north-south trending asymmetric synclines with near horizontal to steep westerly dipping thrust faults, and a few high angle normal faults. The Greenhills Syncline is located to the west of the Fording River with the Alexander Creek Syncline to the east. The synclines are separated by the regional Erickson normal fault located on the western bank of the Fording River. The east limb of the Alexander Creek Syncline is affected by two major regional thrust faults, the Ewin Pass and Brownie Ridge Thrusts. This thrust faulting was probably contemporaneous with the later stages of folding. The intervening anticline was subsequently faulted (Erickson Fault), then eroded. Figure 4, Regional Geology Map, and Figure 6, Local Geology Map, illustrate the geology of the area, and may be found in Item 26.
The Alexander Creek Syncline can be traced from the southern property boundary on Castle Mountain to northern end of the property on Weary Ridge. The strata of the west limb, on the western face of Eagle Mountain, dips easterly at 20° to 25°. Approaching the axis of the syncline, these dips decrease gradually to horizontal. The east limb of the syncline attains a 20° westerly dip within a much shorter (500m) distance of the axis. This asymmetry is caused in part by the influence of the Ewin Pass Thrust, which subcrops 600 m to 800 m east of the synclinal axis. A generalized cross section through Eagle Mountain is shown in Figure 9, Typical Geological Cross Sections — Eagle Mountain.
Further to the east, on Brownie Ridge, the strata dip at an average angle of 42° westerly. The Brownie Ridge Thrust, which subcrops near the crest of the ridge, likely contributes to this steepening.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Stratigraphy
The oldest rock strata present on the Fording River property are the Rundle Group limestones, located on the west bank of the Fording River, near the southern property boundary. They are in faulted contact with the Kootenay Group to the west, and in unconformable contact with Rocky Mountain Formation quartzites to the north. The latter are exposed on the eastern slope of the Brownie Creek Valley.
The Fernie Formation shales occur throughout the area, generally along the sides of the valleys on the lower flanks of the mountains. The shales are recessive and, therefore, poorly exposed. The Fernie Formation is in conformable contact with the Morrissey, through the Passage Beds, which are a transitional zone from marine to non-marine sedimentation.
The Morissey Formation, locally serving as the basal sandstone of the Kootenay Group, is a prominent cliff-forming marker horizon in many locations. On the Fording River property, the top of the Moose Mountain Member (Morissey Formation) is in sharp contact with the lowermost bed of the Mist Mountain Formation.
Lenticular sandstones comprise about 1/3 of the Mist Mountain sediments at Fording River, but only a few laterally extensive sandstone beds exist. The sandstone above and below Seam 4 and above Seam 9 are the most persistent units, and are often cliff-forming marker horizons.
The Mist Mountain Formation is generally overlain conformably by strata of the Elk Formation. On the Fording River property, this formation is commonly a succession of sandstones, siltstones, shales, mudstones, chert pebble conglomerates and sporadic, thin, high volatile bituminous coal seams. The coal seams are characterized by high alginate content and referred to as “Needle” coal. Within the FRO property boundaries, the Elk Formation is seen along the ridge tops, primarily along the Greenhills Range and north towards Mount Tuxford.
The Mist Mountain Formation thins rapidly from west to east because of sedimentary thinning and/or erosional truncation by the overlying Cadomin Formation of the Blairmore Group.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

The top of the Elk Formation marks the upper boundary of the Kootenay Group, which is unconformably overlain by the basal member of the Blairmore Group. This thick bedded, cliff-forming sandstone and conglomerate unit is observed on the upper slopes of Mount Tuxford.
Property Geology
The coal currently or planned to be mined at the Fording River Operations are contained on Eagle, Castle and Turnbull Mountains, Henretta Ridge and on the northeast flank of the Greenhills Range. The current and future mining areas are illustrated in Figure 3, Mine Site Map, in Item 26.
A typical stratigraphic profile for the FRO area is shown in Figure 5, Generalized Stratigraphic Column, in Item 26. Aggregate coal thickness on Eagle Mountain ranges to more than 70 m. Nine major seams and more than 20 minor seams are currently being mined. The coal seams are numbered from 1 Seam (010) located immediately above the Morrissey Formation, increasing to 15 Seam (150) located immediately below the Elk Formation. Seams above the 15 Seam are considered to be “Elk” coal. Minor seams are often numbered with the same prefix as an adjacent major seam to form a “package” (i.e. 7 Seam may consist of 070, 071, 072, 073 and 074.) FRO does not consider coal seams less than 0.9 m in true thickness as mineable for the purposes of resource or reserve estimates.
FRO uses the following categories to identify the different types of coals mined from the pits:

•	Standard Coal:	< 25% Volatile Matter (VM), includes Seams 010 – 090.

•	Medium-Vol Coal:	25% to 28% VM, includes Seams 110 – 130.

•	Hi-Vol Coal:	> 28% VM, includes Seams 140 and higher.
Eagle Mountain
Mining has been carried out on Eagle Mountain since the early 1970s. Coal is currently mined in Eagle 4 Pit (E4) and Eagle 6 Pit.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Eagle 4 Pit, located on the northwestern portion of Eagle Mountain, contains seams from the uppermost fault block (above the Ewin Pass Thrust). It is bounded to the north by Taylor Pit and to the south by Eagle South Pit, both of which have been previously mined. Seams in E4 are mined from the west limb of the Alexander Creek Syncline. Seam dips range from 25° to horizontal, depending on the proximity to the synclinal axis. A typical geological cross section through Eagle Mountain is shown in Figure 9, in Item 26. Eagle 4 Pit is scheduled to be completed in 2015.
The E4 Pit releases coal from the easterly dipping 040 and 010 seams on the west side of the pit. Waste rock is placed in the mined out Taylor Pit to the north, and the east side of South Spoil to the south. The south phase of the E4 pit extends down to 010 Seam, and FRO plans to place waste from this phase of mining as backfill in the completed north phase.
Eagle 6 Pit is located immediately to the east of Eagle 4 Pit, on the central and eastern regions of Eagle Mountain. Mining in this pit involves seams primarily from the lower two thrust blocks (below the Ewin Pass and Brownie Ridge Thrust Faults). Seams in Eagle 6 are mined from the east limb of the Alexander Creek syncline with bedding dip angles ranging from 45° to horizontal. Benched footwall designs are necessary in this area due to the geotechnical characteristics of the steeply dipping seam floors. There are a total of 60 different seam splits mined in this pit, including splits of 15 main seams. Eagle 6 Pit is scheduled to be completed in 2024.
Turnbull Mountain
Mining has been carried out on Turnbull Mountain intermittently since the early 1970s, and most recently in 1999 (Turn Pit). FRO is planning three phases to the Turnbull mining area, namely Turnbull South, Turnbull North, and Turnbull Phase III. Mining began in Turnbull South Pit in 2005, with Turnbull North and Phase III scheduled for development in 2012 and 2018, respectively.
Turnbull South Pit is located on the southwest flank of Turnbull Mountain. It is bordered to the west by the completed Turnbull Dragline Pit and by Turn Pit at the north end. The Turnbull South Pit contains seams from both above and below the Ewin Pass Thrust Fault. Seams are mined from the west limb and axis of the Alexander Creek Syncline. Bedding dips range from
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

23° through horizontal as the axial region is approached. A typical geological cross section through Turnbull Mountain is shown in Figure 10, Typical Geological Cross Sections - Henretta Ridge & Turnbull Mountain, in Item 26.
In 2008, this pit is expected to release approximately 28% mid vol coal and 72% standard coal. Beyond this, coals from this pit are primarily standard type coals down through the 050 Seam on the pit bottom. Turnbull Phase III is essentially a pushback of the Turnbull South pit highwall between the pre-existing North and South pit areas and extends down to 090 seam. Turnbull Phase III is scheduled for completion in 2030.
Turnbull North Pit, located on the west and northwest flanks of Turnbull Mountain, mines seams from both the upper and lower blocks of the Ewin Pass Thrust. Turnbull North Pit is bordered to the southwest by Turnbull South Pit and to the north by the mined-out Henretta South Pit. Seams in both pit areas will be mined from the east limb and axial region of the Alexander Creek syncline with bedding dips ranging from 35° to horizontal. This pit is scheduled for start up in 2012 and is scheduled for completion in 2018.
Henretta Ridge
Mining began in the Henretta Valley bottom area in 1993, with preparation of boxcuts by mobile equipment in preparation for dragline mining. The current shovel and truck pit on Henretta Ridge was started in 1996 and is scheduled for completion in 2009.
Henretta Ridge Pit, located on the western half of Henretta Ridge, includes seams from the lower block of the Ewin Pass Thrust Fault. It is bordered to the south by the Henretta Dragline Pits, which were completed in 1997. Seams in the Henretta Ridge Pit are mined from the east limb of the Alexander Creek Syncline. Bedding dips are typically 20° to 30° to the west. A typical geological cross section through Henretta Ridge is shown in Figure 10, Typical Geological Cross Sections - Henretta Ridge & Turnbull Mountain. This pit releases exclusively medium-vol coal. This pit follows the westerly dipping 112 Seam to the east, and is limited by a north-south trending highwall to the west and an east-west trending endwall to the north.
Future planned mining areas at FRO include Turnbull North Pit, Turnbull Phase III Pit, Greenhills, Castle North and Castle West.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Castle Mountain
Castle North Pit, on the north facing slope of Castle Mountain, is the first of the pits planned on Castle Mountain. This pit will mine seams from the upper and lower blocks of the Ewin Pass thrust fault. Coal seams in the Castle North Pit will be mined from both limbs of the Alexander Creek Syncline. Bedding dips range between 25° on the west limb to 45° on the east limb. A typical geological cross section through Castle Mountain is shown in Figure 11, Typical Geological Cross Sections - Castle Mountain, in Item 26. Castle North is scheduled to begin operations in 2011 and to continue through 2022.
Castle West Pit, located on the west facing slope of Castle Mountain, contains seams from the upper block of the Ewin Pass Thrust Fault. The northwestern tip of this pit is adjacent to the Castle North Pit. Seams from the Castle West Pit, which was originally considered as a dragline pit, will be mined from the west limb of the Alexander Creek Syncline. Bedding dips range from 35° to horizontal in the proposed pit area. Environmental baseline studies in this area have begun in preparation for permitting. Castle West Pit is scheduled to begin operations in 2020 and to continue until 2028.
Greenhills Range
The Greenhills range is located to the west of the Fording River, across from Eagle Mountain. The proposed North Greenhills Pit is located at the northeastern end of the Greenhills range. Mining in this pit is a westward pushback of the various pits that were mined out in the 1980s and early 1990s.
The North Greenhills Pit is scheduled to mine the entire suite of Mist Mountain seams from the lower block of the Erickson Fault. Seams in the North Greenhills pit are mined from the east limb of the Greenhills Syncline. Bedding dips range from 25° to 50° west, depending on proximity to the syncline axis. A typical geological cross section through Greenhills Range is shown in Figure 12, Typical Geological Cross Sections - Greenhills, in Item 26.
The entire Greenhills Range is currently being re-evaluated to explore the potential for expansion and to further optimize the designs. Coal quality considerations with respect to fines
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

content and yield require further evaluation. Currently FRO is deliberating on the schedule of operations in this area.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 10 DEPOSIT TYPES
The mineral deposit type being investigated at the Fording River Operations is bituminous coal that occurs in consistent seams of mineable thickness in sedimentary rock formations. The rock formations on the property are faulted and folded due to post-depositional tectonic activity. Folds in the area tend to be broad and open.
GSC Paper 88-21 lists four categories of geology type, which are intended to “address differences in the complexity of seam geometry within deposits.” In order of increasing complexity, these include Low, Moderate, Complex and Severe. As per the definitions in GSC Paper 88-21, deposits of geology type Complex “have been subjected to relatively high levels of tectonic deformation. Tight folds, some with steep inclinations or overturned limbs, may be present, and offsets by faults are common.” Fault plates generally retain normal stratigraphic sequences and seam thicknesses are rarely modified.
According to the definitions provided in GSC Paper 88-21 and the geologic and structural characteristics in the area, the coal deposits of the FRO area are geology type Complex.
The geologic model of the FRO area was based on closely spaced cross-sections prepared in the computer-aided design module of MineSight®, a commercially available modeling and design system in common use for deposits such as Fording River. These cross-sections are prepared using manual and computer-aided methods, and are compared to adjacent exploration data as an ongoing requirement of normal geologic practice at FRO. The cross-sectional coal seam roof and floor interpretations were applied in subsequent preparation of sub-celled three dimensional block models using the modeling tools of Vulcan®, another commercially available, widely used geologic modeling and mine design software package.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 11 MINERALIZATION
The mineralized zone in the FRO properties contain low, medium and high-volatile content bituminous grade coal seams. With standard coal processing to remove impurities, these seams will produce coking coal suitable for use in steel making.
The coal seams at FRO are contained within the Mist Mountain Formation of the Lower Cretaceous Kootenay Group, which extends throughout the property. This sedimentary formation is an interbedded sequence of sandstones, siltstones, silty shales, mudstones, and medium to high volatile bituminous coal seams. The formation is approximately 500 m thick on average and contains over 13 coal seams or zones in the sequence. The depth of burial of the Mist Mountain Formation ranges from none (surface exposure) to over 1,500 m.
Lenticular sandstones comprise about 1/3 of the Mist Mountain sediments at Fording River, but only a few laterally extensive sandstone beds exist. The sandstone above and below seams 4 (B) and above 9 (F) seams, are the most persistent units, and are often cliff - forming marker horizons.
The Mist Mountain Formation is underlain by the Morissey Formation, the top unit of the Moose Mountain member. This unit is also known locally as the basal sandstone of the Kootenay Group. On the Fording River property, the Morissey Formation is in sharp contact to the lowermost bed of the Mist Mountain Formation and is a prominent cliff-hanger marker horizon.
The Mist Mountain Formation is generally overlain conformably by strata of the Elk Formation. On the Fording River property, this formation is commonly a succession of sandstones, siltstones, shales, mudstones, chert pebble conglomerates and sporadic, thin, high volatile bituminous coal seams. The coal seams are characterized by high alginate content and referred to as “Needle” coal. Within the property boundaries, the Elk Formation is seen along the ridge tops, primarily along the Greenhills Range and north towards Mount Tuxford.
The top of the Elk Formation marks the upper boundary of the Kootenay Group, which is unconformably overlain by the basal member of the Blairmore Group. This thick bedded, cliff-forming sandstone and conglomerate unit is observed on the upper slopes of Mount Tuxford.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Subsequent to deposition, the sediments were involved in the mountain building movements of the late Cretaceous to early Tertiary Laramide Orogeny. The major structural features of the Fording River property are the north-south trending synclines with near horizontal to steep westerly dipping thrust faults, and a few high angle normal faults. Some of the thrust faults probably were folded late in the tectonic cycle. This has allowed for a significant portion of the Mist Mountain coal sequence to be repeated, particularly on the east side of the Fording River Valley. Typical cross sections of the area are shown in Figure 9 through Figure 12 in Item 26.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 12 EXPLORATION
Historical Exploration Programs
Historic exploration of the property was extensive and pre-dates the commencement of mining by Fording Coal Ltd., in 1971. All exploration work was conducted by or for Fording Coal Ltd., or EVCC. There have been no other mining companies active in this area.
The FRO property has had five general areas of mining and exploration activity, including Henretta Pit, Eagle Mountain, Castle Mountain, Turnbull Pit , a portion of the Greenhills Pit, and associated extensions. To date, over 4,900 holes (500,000 m of drilling) have been completed on the property. Historically, most of the exploration drilling has been done with reverse circulation rotary drills, along with a small amount of diamond core drilling.
The sources of historic exploration data are summarized on Table 12.1, Summary of Historic Exploration of the FRO Property. A statistical summary of the drill hole database by area for FRO is listed in Table 12.2, Summary of Drill Hole Density Reported by FRO by Area. Details on exploration work performed in the various pit areas over the last 5 years are listed in Table 12.3, Summary of FRO 2001 to 2006 Exploration Programs.
Current Exploration Programs
Various exploration methods are used on the Property, including surface mapping, trenching, aditing, bulk sampling and drilling. Drilling (rotary) is the primary method used to acquire supporting data for the determination of coal tonnages in resource and reserve calculations. Bulk sampling supported by drill sample analyses is used to estimate the quality of the coal in any coal tonnage calculations.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 12.1
Summary of Historic Exploration of the FRO Property

Item	Number

Drilling	4,955

Adits	27

Channels	17

Trenches	3

Auger	2

Total	5,004

Currently, all exploration and in-pit drilling is reverse circulation rotary drilling with center sample return. All holes are geophysically logged for gamma-neutron, gamma-density and down-hole deviation (when required). Seam contact data from production (blast hole) drilling are also used to build the geologic model. Only contact information from geophysical logging is used from the blast hole drilling, and quality samples are not taken from the blast hole.
FRO has developed detailed Standard Practices and Procedures (SP&P) for Exploration Drilling and In-Pit Drilling. These include the following three phases of exploration prior to production:
•	First phase – consists of a few, widely spaced (350 m to 500 m) diamond or reverse circulation rotary drill holes.

•
Second phase – follow-up drilling to assess the continuity of coal seams, provide correlations between the primary phase drill holes, and to supply additional coal quality information – consists of a program of shallower (250 m to 400 m) reverse circulation rotary holes spaced at 150 m to 250 m.

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 12.2
Summary of Drill Hole Density Reported by FRO by Area

Area	Total Drill Holes	Exploration	Production	Approx. Exploration	Average Exploration
		Drill Holes	Drill Holes	Drill Hole Spacing	Drill Hole Density
		in Model Area	in Model Area	(m)	(m)

Eagle Mountain	11,037	1,867	9,170	50 - 200	102

Turnbull	3,835	806	3,029	75 - 300	137

Henretta	3,013	429	2,584	35 - 150	175

Castle	339	339	0	100 - 400	382

Greenhills	4,092	1,514	2,578	75 - 200	186

Total	22,316	4,955	17,361

**Source: EVCC – FRO Year End Reserve and Resource Report, December 2007
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 12.3
Summary of FRO 2001 to 2006 Exploration Programs

Year	Pit	Number of Holes	Meters Drilled

2006	CASTLE	43	13,147

	BARE	23	10,724

	EAGLE	35	3,083

	HENRETTA	5	457

2005	BARE	5	2,200

	SE TURNBULL expl.	8	2,275

	CASTLE	7	2,656

	EAGLE	33	5,308

	HENRETTA	4	551

2004		no ex-pit program

	EAGLE	29	2,990

2003	TURNBULL expl.	6	1,600

2002	CASTLE	10	4,630

	BARE	10	4,630

2001	TURNBULL expl.	24	9,760

	BARE	2	1,030

Total		244	65,041

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

•
Third phase — in-fill drilling to provide geological and in-situ coal quality information at sufficient detail to allow completion of the final mine design — includes shallow drill holes (100 m to 200 m) at closely spaced intervals (75 m to 100 m), depending on the structural complexity.

Future Exploration
The FRO medium term exploration program targets the acquisition of additional data in Castle Mountain, Turnbull and Greenhills to improve interpretations of seam definition and coal quality predictions in advance of mining. Longer term exploration includes several areas adjacent or in close proximity to current operations.
FRO has developed a twenty-five year exploration plan to assess the reserves and resources in the Property. This plan includes up to 23,500 m of annual drill depth within the Property and in potential expansion areas.
Interpretation of Exploration Information
From drilling information, FRO geologists develop closely spaced cross-sections using manual and computer-aided methods within the graphical design module of MineSight®, a commercially available geologic modeling and mine design software package. Interpretations of seam roof and floor structure, incorporating seam true thickness measurements, are completed using data from nearby exploration and, in some cases, production blast hole data. These cross-sections are used to develop three dimensional block models of the five active and future pit areas.
Marston reviewed a representative number of available cross-sections and drill hole information to assess the validity of the coal seam structural and thickness interpretations. An independent block model was prepared from the base cross-sectional data to support validation of the block models and resource and reserve classifications provided by FRO. The cross-sectional seam interpretations, exploration data, and topographic and other surface information was used to construct a block model in Vulcan®. This block model formed the basis for subsequent interpolation of seam quality parameters and estimates of in situ, run-of-mine (ROM) and product coal volumes.
12-5

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Based on the work completed to review the base geologic data, it is Marston’s opinion that the structural and seam interpretations are consistent with respect to seam identification, correlation and proper application of true thickness data throughout the resource area. Details of the mineral resource and reserves estimation process are included in Item 19, Mineral Resource and Mineral Reserve Estimates.
Identification of Surveyor and Investigator
In-pit and blast hole drilling are completed by mine drill rigs. Other exploration drilling is conducted by contractors and overseen by FRO personnel. Further details on exploration drilling are addressed in Item 13.
Although Marston did not observe the exploration work, the programs appear to have been carried out in a professional manner and to reasonable standards appropriate for delineation of coal resources and in accordance with standard mining industry practice.
Peter Mucalo, a Qualified Person for this Technical Report, visited the site in November 2007. This visit was for the purpose of reviewing exploration and geologic modeling practices, which included a visit to the FRO coal testing laboratory facility. Fording River Operations laboratory is certified under ISO 9001-2000 standards. It is Marston’s opinion that the analyses of samples were completed according to procedures consistent with prevailing industry and testing quality standards.
Coal quality measurements are based on rotary cutting samples analyzed by the EVCC Central Laboratory and other reputable laboratories experienced and familiar with coal quality testing and standards. Laboratories utilized to perform Mini Wash and Sample Analysis include Birtley Lab, International Petrological Solutions, Pearson and CANMET.
All surveying of exploration works are performed by FRO technical staff. The general guidelines are intended to conform to ISO 9001-2000 Standard Operating Procedures and Guidelines (Quality Manual) and are subject to the requirements of Standard Practices and Procedures defined in FRO documentation as EN.017.R1.
12-6

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 13 DRILLING
Procedures
FRO acquires coal structural data through exploration drilling to develop geological and mining models. All current exploration and in-pit drilling is reverse circulation rotary drilling with centre sample return. All holes are geophysically logged for gamma-neutron, gamma-density and hole deviation (when required). Data from production (blast hole) drilling are also used to build the geologic model. Only contact information from geophysical logging is used from the blast hole drilling: samples are not taken from the blast hole.
Detailed corporate Standard Practices and Procedures have been developed for Exploration Drilling and In-Pit Drilling. The FRO exploration and production drilling process consists of four phases (including the three phases described in Item 12, and reproduced below):
•	First phase — consists of a few, widely spaced (350 m to 500 m) diamond or reverse circulation rotary drill holes.

•
Second phase — follow-up drilling to assess the continuity of coal seams, provide correlations between the primary phase drill holes, and to supply additional coal quality information - consists of a program of shallower (250 m to 400 m) reverse circulation rotary holes spaced at 150 m to 250 m.

•
Third phase — in-fill drilling to provide geological and in-situ coal quality information at sufficient detail to allow completion of the final mine design — includes shallow drill holes (100m to 200m) at closely spaced intervals (75 m to 100 m), depending on the structural complexity.

•	Fourth phase — in-pit drilling — drill holes are spaced at 50 m spacing in two passes consisting of:
o
Reverse Circulation rotary test holes are completed two benches above the target coal seam to collect structural and quality data. In every fourth hole, the coal chip samples are tested for RoMax (reflectance), sulfur content, phosphorus (P205) and proximate analysis.

13-1

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

o	Production Test Holes are completed between each RC rotary test hole with the blast hole rig using two rods. Maximum depth is 35 m, and these holes usually penetrate the entire coal seam to be mined.
Drill hole locations are staked and flagged by FRO geologists. Field technicians supervise heavy equipment to create the drill access roads and pads.
During drilling, when a coal zone is reached, pulldown is stopped and the depth recorded to the nearest 0.5 m. This depth is the starting point for the first sample. One half metre of coal is drilled and cuttings are collected and bagged. Cuttings are then collected in intervals of 0.5 m throughout the coal seam. After each sample is taken, the drill string is flushed to remove residual cuttings.
Exploration drill holes are geophysically logged, typically by contractors. The logs include natural gamma, neutron, density, resistivity and down-hole deviation. If production blast holes are selected for use in model control, they are geophysically logged with an on-site geophysical logging unit to obtain single run natural gamma - density logs.
Information from the exploration drilling program, along with topographic and other surface information, is used to construct geological cross-sections and ultimately, a MineSight® 3-D Block Model. Using this model, various analyses are completed to evaluate potential mineability of a given area. In areas showing potential mineable coal, additional in-fill exploration drilling is scheduled to provide geological and in-situ coal quality information to support more detailed modeling. In-fill drill holes are typically shallow (100 m to 300 m) and closely spaced (50 m to 100 m along section), depending on local geological complexities.
During production, information from blast hole drilling is incorporated into the geological database. Blast hole data are used only where geophysical logs are completed on the production blast hole.
13-2

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Drilling Program
The FRO property has been extensively drilled. Fording River Operations began exploration drilling on the property in 1967. To date, over 4,900 holes with over 500,000 m of total length have been drilled.
FRO conducts annual exploration drilling programs to further delineate its potential mineable coal. Historically, most of the exploration drilling has consisted of reverse circulation rotary holes along with a small amount of diamond core drilling. Where necessary, blast holes are geophysically logged and used as in-pit development drilling. Details of the historic exploration programs at FRO are provided in Item 12 of this report.
Summary and Interpretation of Results
Summaries of seam characteristics for the Fording River proposed pit areas are listed in Table 13.1 through Table 13.5 for the respective pit areas of Castle Mountain, Eagle Mountain, Greenhills, Henretta Ridge and Turnbull, respectively. These parameters have been calculated for each seam in each fault block. Average True Thickness is an arithmetic average of true thicknesses for all the drill holes with true thickness data (in the FIMS database).
13-3

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

10	210	27.5	1.07	1.46

10	220	30.7	1.00	1.50

10	240	N/A	0.74	N/A

20	210	23.4	2.71	1.42

20	220	25.1	1.83	1.44

20	240	N/A	0.91	N/A

21	210	25.7	1.34	1.44

22	210	12.5	1.10	1.32

30	210	29.7	3.25	1.48

30	220	24.6	1.92	1.43

30	230	25.8	1.60	1.45

30	240	29.1	2.65	1.48

31	220	34.2	0.80	1.53

32	210	32.4	1.68	1.51

13-4

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

40	210	24.6	3.86	1.43

40	220	23.8	6.73	1.43

40	230	27.1	1.25	1.46

40	240	N/A	1.00	N/A

41	210	33.6	1.90	1.53

41	220	24.3	1.50	1.43

41	230	26.8	0.85	1.46

41	240	30.2	1.65	1.49

42	210	24.8	2.29	1.44

42	220	27.5	1.42	1.46

43	210	N/A	1.53	N/A

43	220	27.1	1.52	1.46

44	210	31.0	1.03	1.50

45	220	31.6	1.33	1.50

13-5

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw Ash (%)	Average True Thickness (m)	Specific Gravity

50	210	25.8	3.41	1.45

50	220	28.0	4.91	1.47

50	230	25.7	5.24	1.44

51	210	29.0	2.07	1.48

51	220	30.2	2.37	1.49

51	230	N/A	1.80	N/A

52	210	29.2	1.85	1.48

52	220	30.1	2.47	1.49

52	230	33.4	1.37	1.52

53	210	34.9	1.23	1.54

53	220	42.1	1.07	1.63

54	210	28.7	2.23	1.47

54	220	35.6	1.00	1.55

13-6

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw Ash (%)	Average True Thickness (m)	Specific Gravity

70	210	26.9	5.52	1.46

70	220	28.5	6.10	1.47

70	230	22.2	2.55	1.41

71	210	29.4	1.90	1.48

71	220	30.3	2.38	1.49

71	230	23.7	1.20	1.42

72	210	30.3	1.56	1.49

72	220	28.8	1.30	1.48

72	230	26.9	1.10	1.46

73	210	28.7	1.52	1.47

73	220	29.2	1.28	1.48

74	220	19.4	1.30	1.38

75	210	29.3	1.21	1.48

75	220	18.6	1.40	1.38

79	210	N/A	1.70	N/A

79	220	25.5	3.10	1.44

13-7

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw Ash (%)	Average True Thickness (m)	Specific Gravity

90	210	28.4	2.08	1.47

90	220	23.7	4.43	1.42

90	230	N/A	1.10	N/A

91	210	24.7	1.79	1.43

91	220	33.7	1.37	1.53

92	210	30.6	1.42	1.49

92	220	27.7	1.34	1.46

93	210	27.8	1.22	1.47

94	210	28.9	1.50	1.48

94	220	35.5	1.35	1.55

95	210	25.7	1.13	1.44

100	220	29.4	1.74	1.48

101	220	35.4	1.60	1.55

102	220	28.5	1.13	1.47

13-8

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw Ash (%)	Average True Thickness (m)	Specific Gravity

110	210	25.0	3.47	1.44

110	220	21.9	4.87	1.41

110	230	26.9	5.25	1.46

111	210	30.1	2.21	1.49

111	220	18.1	1.57	1.37

112	210	30.2	1.38	1.49

112	220	30.4	2.33	1.49

113	210	26.4	1.60	1.45

113	220	26.4	1.46	1.45

114	210	21.0	1.20	1.40

114	220	40.1	1.95	1.60

115	210	31.4	1.80	1.50

115	220	16.6	0.95	1.36

119	210	38.9	1.00	1.59

13-9

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw Ash (%)	Average True Thickness (m)	Specific Gravity

120	210	19.7	3.46	1.39

120	220	24.1	3.43	1.43

120	230	29.3	6.30	1.48

121	210	29.7	2.03	1.48

121	220	30.0	1.26	1.49

122	210	30.3	1.93	1.49

122	220	24.2	1.09	1.43

123	210	N/A	1.00	N/A

123	220	27.6	2.37	1.46

124	220	36.4	1.43	1.56

130	210	22.6	4.08	1.41

130	220	22.4	2.21	1.41

130	230	11.6	1.30	1.32

131	210	23.5	3.02	1.42

131	220	13.8	1.60	1.34

13-10

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw Ash (%)	Average True Thickness (m)	Specific Gravity

132	210	27.9	1.30	1.47

132	220	24.0	1.35	1.43

133	210	33.4	1.70	1.52

134	220	N/A	1.30	N/A

140	210	19.1	2.57	1.38

140	220	40.1	1.02	1.60

141	210	31.6	0.88	1.51

141	220	32.1	1.46	1.51

142	210	20.5	1.38	1.39

142	220	52.3	1.90	1.77

143	210	33.0	0.97	1.52

144	210	23.6	1.32	1.42

145	210	23.1	1.42	1.42

145	220	11.6	2.80	1.32

146	210	20.4	2.45	1.39

13-11

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.1
Summary of Coal Seam Characteristics for Castle Mountain (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

150	210	19.6	2.46	1.39

150	220	19.4	0.85	1.38

151	210	19.5	0.83	1.39

152	210	27.6	1.55	1.46

153	210	22.4	1.45	1.41

160	210	24.2	2.31	1.43

161	210	25.6	1.13	1.44

170	210	18.6	1.44	1.38

171	210	13.9	0.95	1.34

180	210	27.8	1.99	1.47

190	210	33.2	1.15	1.52

200	210	29.5	1.30	1.48

13-12

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.2
Summary of Coal Seam Characteristics for Eagle Mountain

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

10	210	21.9	1.61	1.41

10	220	26.0	1.35	1.45

10	230	22.9	1.73	1.42

20	210	20.6	2.29	1.40

20	220	22.6	1.83	1.41

20	230	18.8	1.75	1.38

21	210	20.6	1.39	1.40

30	210	30.5	2.09	1.49

30	220	29.7	1.00	1.48

40	210	16.2	8.38	1.36

40	220	21.8	5.64	1.41

40	230	23.7	2.69	1.42

41	220	20.4	4.07	1.39

41	230	19.5	4.02	1.39

42	210	28.6	1.53	1.47

42	220	24.5	1.40	1.43

44	210	33.2	N/A	1.52

13-13

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.2
Summary of Coal Seam Characteristics for Eagle Mountain (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

50	210	23.1	4.25	1.42

50	220	24.6	4.60	1.43

50	230	28.8	0.74	1.48

51	210	28.2	1.44	1.47

51	220	29.0	1.34	1.48

51	230	28.7	0.84	1.47

52	210	28.3	0.79	1.47

52	220	24.2	3.12	1.43

52	230	24.3	1.98	1.43

54	210	30.2	0.98	1.49

60	220	36.5	1.69	1.56

70	210	25.3	5.27	1.44

70	220	23.6	6.18	1.42

70	230	29.2	2.98	1.48

13-14

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.2
Summary of Coal Seam Characteristics for Eagle Mountain (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

71	220	30.0	1.72	1.49

71	230	29.1	1.32	1.48

72	210	29.4	2.22	1.48

72	220	28.7	2.18	1.47

73	230	26.5	1.13	1.45

74	210	28.1	1.41	1.47

74	220	28.9	3.54	1.48

76	210	28.0	0.83	1.47

80	210	30.8	1.37	1.50

80	220	34.4	1.31	1.54

81	210	33.8	0.94	1.53

81	220	33.6	2.61	1.53

82	210	34.1	1.38	1.53

90	210	24.0	4.83	1.43

90	220	23.6	2.91	1.42

90	230	18.6	5.22	1.38

92	220	31.2	2.10	1.50

13-15

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.2
Summary of Coal Seam Characteristics for Eagle Mountain (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

110	210	28.9	4.74	1.48

110	220	20.7	6.24	1.40

111	210	21.4	3.26	1.40

111	220	24.1	3.21	1.43

112	210	28.6	1.86	1.47

112	220	25.2	2.00	1.44

113	220	30.2	1.54	1.49

114	220	27.5	1.11	1.46

116	220	26.9	1.55	1.46

117	210	23.8	1.40	1.43

119	220	30.4	1.15	1.49

120	210	17.0	2.85	1.36

120	220	22.9	5.05	1.42

121	210	23.9	1.33	1.43

121	220	26.5	2.45	1.45

13-16

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.2
Summary of Coal Seam Characteristics for Eagle Mountain (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

122	210	25.7	1.04	1.44

122	220	37.4	1.65	1.57
124	210	22.2	1.82	1.41

129	210	22.9	0.95	1.42

130	210	22.6	3.29	1.41

130	220	27.0	2.33	1.46

131	210	34.0	1.04	1.53

131	220	20.4	2.14	1.39

132	220	32.8	1.12	1.52

133	220	22.8	0.91	1.42

134	210	24.9	1.00	1.44

140	210	25.4	1.00	1.44

140	220	26.7	1.46	1.45

141	220	22.7	1.21	1.42

142	210	26.9	1.88	1.46

142	220	31.6	1.04	1.51

144	210	29.9	1.11	1.49

144	220	29.3	1.01	1.48

149	220	19.6	0.90	1.39

150	210	14.1	1.62	1.34

13-17

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.3
Summary of Coal Seam Characteristics for the Greenhills Area

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

10	205	28.4	4.39	1.47

10	206	28.0	3.50	1.47

11	205	30.9	2.06	1.50

40	205	21.5	7.63	1.40

40	207	22.0	5.10	1.41

41	205	22.0	3.51	1.41

42	205	38.0	1.60	1.58

50	205	20.9	7.22	1.40

52	205	29.0	1.64	1.48

54	205	25.6	2.81	1.44

56	205	25.0	2.37	1.44

70	205	26.1	6.65	1.45

70	206	25.0	16.40	1.44

70	207	25.0	5.10	1.44

71	205	27.3	2.96	1.46

72	205	22.1	3.38	1.41

72	207	25.0	2.40	1.44

13-18

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.3
Summary of Coal Seam Characteristics for the Greenhills Area (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

90	205	23.3	6.88	1.42

90	206	24.0	10.10	1.43

90	207	24.0	10.18	1.43

91	205	35.5	1.20	1.55

92	205	27.6	2.23	1.46

92	207	26.0	3.40	1.45

93	205	23.3	2.05	1.42

94	205	27.3	2.03	1.46

94	207	26.0	2.03	1.45

95	205	25.4	1.91	1.44

96	205	29.8	2.39	1.49

97	205	27.7	1.57	1.46

99	205	26.0	2.44	1.45

110	205	24.2	3.80	1.43

110	206	24.0	4.45	1.43

111	205	27.2	1.54	1.46

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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.3
Summary of Coal Seam Characteristics for the Greenhills Area (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

112	205	27.1	2.51	1.46

113	205	20.1	2.64	1.39

113	206	24.0	2.92	1.43

115	205	26.1	2.28	1.45

117	205	19.5	1.94	1.39

120	205	18.7	4.66	1.38

120	206	23.0	5.90	1.42

121	205	23.5	2.43	1.42

121	206	24.0	1.92	1.43

122	205	24.7	1.72	1.44

123	205	27.6	2.42	1.46

124	205	23.5	1.69	1.42

130	205	18.7	3.46	1.38

131	205	25.5	2.47	1.44

132	205	25.3	1.61	1.44

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.3
Summary of Coal Seam Characteristics for the Greenhills Area (cont.)

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

140	205	26.5	1.96	1.45

141	205	24.2	2.78	1.43

142	205	30.2	1.86	1.49

143	205	26.2	1.51	1.45

150	205	17.3	3.45	1.37

151	205	24.5	1.78	1.43

153	205	17.0	1.38	1.36

155	205	28.6	1.99	1.47

170	205	24.0	1.92	1.43

171	205	22.4	1.81	1.41

172	205	23.8	1.69	1.43

190	205	21.4	2.24	1.40

191	205	23.4	1.26	1.42

192	205	24.5	1.46	1.43

193	205	28.2	1.29	1.47

194	205	24.6	1.44	1.43

195	205	33.9	1.50	1.53

200	205	25.2	1.57	1.44

201	205	21.7	2.15	1.41

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.4
Summary of Coal Seam Characteristics for Henretta Ridge

Seam	Fault Block	Average Raw	Average True	Specific
		Ash (%)	Thickness (m)	Gravity

90	N/A	28.0	2.96	1.47

110	N/A	24.3	1.75	1.43

111	N/A	25.4	1.27	1.44

112	N/A	33.6	1.89	1.53

113	N/A	22.5	2.99	1.41

115	N/A	16.9	5.43	1.36

120	N/A	22.0	2.37	1.41

121	N/A	29.7	1.81	1.48

123	N/A	37.7	1.05	1.57

130	N/A	17.5	3.66	1.37

140	N/A	21.3	3.25	1.40

141	N/A	17.3	1.76	1.37

142	N/A	26.6	3.06	1.45

144	N/A	30.4	0.83	1.49

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.5
Summary of Coal Seam Characteristics for Turnbull Pit

	Fault	Average Raw	Average True	Specific
Seam	Block	Ash (%)	Thickness (m)	Gravity

10	210	20.1	2.02	1.39

10	220	18.4	2.09	1.38

20	210	24.8	1.19	1.44

20	220	21.8	1.38	1.41

40	210	21.2	5.90	1.40

40	220	21.7	8.13	1.41

41	210	23.8	4.24	1.43

41	220	24.4	2.33	1.43

42	210	27.2	2.85	1.46

42	220	25.0	1.63	1.44

50	210	21.4	8.30	1.40

50	220	23.9	8.44	1.43

51	210	45.8	1.68	1.67

52	220	23.5	1.72	1.42

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.5
Summary of Coal Seam Characteristics for Turnbull Pit (cont.)

	Fault	Average Raw	Average True	Specific
Seam	Block	Ash (%)	Thickness (m)	Gravity

70	210	23.1	4.77	1.42

70	220	22.2	6.23	1.41

71	210	30.4	1.39	1.49

71	220	27.5	1.69	1.46

72	210	28.2	0.79	1.47

72	220	30.2	1.90	1.49

80	220	32.8	1.32	1.52

81	220	35.0	1.18	1.54

90	210	26.1	3.02	1.45

90	220	27.0	2.33	1.46

91	210	30.9	1.30	1.50

92	210	29.6	1.99	1.48

92	220	26.0	2.32	1.45

93	210	31.1	2.16	1.50

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.5
Summary of Coal Seam Characteristics for Turnbull Pit (cont.)

	Fault	Average Raw	Average True	Specific
Seam	Block	Ash (%)	Thickness (m)	Gravity

110	210	25.9	2.24	1.45

110	220	19.8	2.36	1.39

111	210	21.9	6.01	1.41

111	220	23.8	1.71	1.43

112	210	32.6	1.91	1.52

112	220	28.3	1.94	1.47

113	210	22.4	10.13	1.41

113	220	24.5	3.87	1.43

114	210	27.0	1.93	1.46

115	210	16.7	2.66	1.36

115	220	20.7	6.68	1.40

117	210	23.4	1.96	1.42

117	220	N/A	0.90	N/A

118	210	35.9	0.97	1.55

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 13.5
Summary of Coal Seam Characteristics for Turnbull Pit (cont.)

	Fault	Average Raw	Average True	Specific
Seam	Block	Ash (%)	Thickness (m)	Gravity

120	210	22.1	1.74	1.41

120	220	22.5	5.35	1.41

121	210	27.4	2.45	1.46

121	220	22.9	2.70	1.42

122	210	25.5	0.80	1.44

122	220	32.0	1.17	1.51

124	210	22.0	N/A	1.41

130	210	17.9	2.96	1.37

130	220	26.3	5.09	1.45

131	210	30.7	1.90	1.50

131	220	24.5	7.53	1.43

132	210	27.0	0.98	1.46

140	210	21.1	2.02	1.40

140	220	24.9	2.10	1.44

141	210	21.9	2.60	1.41

141	220	34.5	3.41	1.54

142	210	26.1	2.26	1.45

150	210	27.3	1.62	1.46

170	210	16.2	0.79	1.36

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 14 SAMPLING METHOD AND APPROACH
Sampling Methods
FRO collects samples from rotary/reverse circulation (RC) drill holes (exploration and production blast holes) and in-pit grab samples from exposed seams for the collection of coal quality data. Historically, sampling of diamond drill holes and adits have also been employed for sample collection.
The required spacing of drill holes is described in the FRO Standard Practices and Procedures for Exploration Drilling and In-Pit Drilling, which are listed in Item 13.
Samples collected from reverse circulation drilling are tagged with the appropriate information and analyzed for raw ash content and raw FSI at the FRO Laboratory. Increment samples are cross-referenced with geophysical logs and geological cross-sections to composite and identify coal seams in mineable zones by the FRO geologist. The seam composites are washed and analyzed for ash content, FSI, volatile matter content and product coal yield. Select composite samples are tested for sulfur content, dilatation, fluidity, coking, petrography, ash mineral analysis, RoMax and phosphorous.
Drill hole samples are stored at the mine-site laboratory until analysis is complete. This facility is locked when unoccupied.
FRO geologists also collect grab samples when in the field for exploration mapping. These samples are analyzed for ash content, FSI and RoMax. Channel samples are also collected in pit and analyzed for ash content, FSI and phosphorous. FRO performs single seam runs (SSR) to obtain seam washability curves to forecast yield and aid in plant set up. Details on the analyses performed on SSRs are given in Item 18, Mineral Processing and Metallurgical Testing.
Bulk samples are collected to obtain washability and carbonization data for coal seams from new mining areas, when it is anticipated that projections of this data from current mining areas may not be sufficient. A minimum sample size of 5 tonnes is required for pilot plant washability
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

testing. Bulk samples are collected from test adits and bulk sample test pits and shipped to GWIL Industries Inc., in Calgary for washability and other related test work.
Procedures for sampling and analysis are documented in the Fording River ISO 9001 - 1994 Quality Manual. During consultation, FRO stated that all sample collection and processing is conducted according to ASTM standards. Marston was not able to observe FRO sampling protocols, and as such did not analyze factors that could materially impact the accuracy and reliability of the results.
Drilling, Sampling or Recovery Factors
An important goal of the drilling program is to identify the boundaries between physically oxidized and chemically oxidized coal and unoxidized coal, or ‘Met Coal’. FRO determines the boundary between the grades of oxidized coal using a number of methods, including historical adits, the alkali extraction tests on RC coal cuttings, in pit drill and blast hole observations and in-pit mapping. Oxidized metallurgical coal is generally found within 12 m of the surface. However, in rare situations, oxidation can be found down dip of normal faults due to the seepage of oxygenated water along fault planes. In these cases, oxidized coal may also be found underlying affected coal seams.
Sample Quality, Representativeness and Potential Biases
It is common and accepted practice in western Canadian Rocky Mountain metallurgical coal mines to utilize reverse circulation drilling methods to acquire coal quality samples. However, no core is recovered by reverse circulation drilling, and it is possible that the accuracy and reliability of any given coal analysis is impacted due to potential contamination and loss of sample material during the drilling process. Although FRO stated that they conducted tests several years ago to compare the results of coal quality as analyzed from cores samples to that analyzed from RC samples, documentation was not available for review. However, the impact of any contamination or loss is likely to be low and insignificant at FRO, considering the thickness and relatively high ash content of the coal seams.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

FRO procedures for sampling and analysis are documented in the FRO ISO 9001 - 1994 Quality Manual. It is Marston’s opinion that, as described, the analyses are conducted per ASTM standards.
Washability results from seam composites is used to support plant yield regression predictions, and within a short-range mine planning database to estimate as-shipped coal quality. Marston was not present to observe the sampling protocols, and as such, did not analyze the representative nature of the samples and any factors that may have resulted in sample biases. However, based on discussions with the FRO geologist and FRO laboratory regarding sample quality, representativeness and bias, the samples generally support predictions of as-shipped quality.
Relevant Samples with Estimated True Widths
Estimated true thickness of the coal seams is calculated during preparation of the geologic cross-sections forming the basis of the MineSight® 3-D Block Model. This is performed in the software based on information from nearby drill hole data, which includes seam structure, dip and apparent thickness. The results of these calculations are manually verified by FRO geologists as a key part of the preparation of the cross-sections.
Average seam true thickness, raw ash content and specific gravity values are listed by seam, pit area and fault block in Table 13.1 through Table 13.5 in Item 13 of this report. It is Marston’s opinion that the modeling and verification methods applied by FRO are of very high quality, and Marston’s independent review of the use of exploration data in the preparation of the geologic models showed consistent agreement with FRO interpretations.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY
Sample Preparation Personnel
Collection of samples is done by the exploration contractors. Coal samples are logged and bagged and delivered to the on-site FRO Laboratory by the contractor. The sampling process is evaluated regularly by FRO geologists.
FRO laboratory personnel either prepare and analyze all bituminous samples, or oversee and supervise subcontract personnel in the preparation and analysis of bituminous samples.
Sample Preparation, Assaying and Analytical Procedures
The FRO lab is certified under ISO 9001 - 2000. FRO sample collection and processing procedures are documented in the Fording River ISO 9001 - 2000 Quality Manual. It is Marston’s opinion that all procedures are conducted according to ASTM standards.
Upon collection in the field, all samples are logged and bagged for delivery to the on-site FRO Laboratory by the drilling contractor. Sample identification is in the form of sample tags with a unique hole identifier, drill hole location and sampled interval details. A sample request sheet for each hole is faxed to the field supervisor.
FRO laboratory personnel either prepare and analyze all exploration samples, or oversee and supervise subcontract personnel in the preparation and analysis of the samples. Samples are stored at the mine site laboratory until analysis is complete. This facility is locked when unoccupied.
Increment coal samples are analyzed for raw ash content and raw FSI. Based on the results, the sample interval and the thickness of the seams, the FRO geologist assigns one or more samples to be composited. The FRO lab then determines ash content and FSI on the raw composites. All seam composites are washed at predetermined gravities and analyzed for ash content, FSI, volatile matter content and product coal yield. Select composite samples are also analyzed for total sulfur content, dilatation, fluidity and ash mineral analysis.
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Select composite samples are sent to outside laboratories for coking and petrography analysis. FRO uses the following laboratories for these analyses: Birtley Lab, International Petrological Solutions, Pearson and CANMET Laboratory. These laboratories were selected by EVCC based on their qualifications and credentials.
Birtley laboratory adheres to ASTM and ISO preparation and testing specifications and has Quality Control processes in place. They have participated in the International Canadian Coal Laboratories round robin Series (CANSPEX) since its inception, and their test results are consistently ranked in the preferred groupings. Pearson laboratories use state-of-the-art sample preparation equipment for consistent ISO sample preparation to meet ASTM or ISO Standards. All laboratories participate in the US-based CPA quarterly round robin analyses to assure quality consistency in operations, and their petrographers possess ICCP Accreditation. CANMET Laboratories are accredited by the Standards Council of Canada to the ISO/IEC 17025 Standard and ISO 9002 registration. International Petrologic Solutions, located locally in Sparwood, B.C., follow ASTM protocols and standards for petrologic evaluation of coal samples.
Nature and Extent of Quality Control Measures
The quality control measures in place at Fording River Operations are extensive. The FRO Lab takes part in two different round robin programs. The CANSPEX program is coordinated through Quality Associates International Ltd., an independent body. The lab also participates in a corporate inter-mine round robin program. This program is coordinated through Central Labs at the EVCC Elkview Operations. A review of historical results of these programs indicates that the lab results were within the accuracy tolerances.
The FRO laboratory conducts all analyses according to ASTM standards. The Sampling Procedures are documented in SP&P PR005: Laboratory Procedures. Analyses contracted to outside commercial laboratories are also conducted according to ASTM standards.
Adequacy of Sample Preparation, Security and Analytical Procedures
It is the opinion of Marston that the sample preparation, security and analytical procedures in place at FRO conform to generally recognized coal industry standards. This opinion is based
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

on the materials reviewed in the preparation of this Report and the observations of the Qualified Person and other Marston personnel during their site visits and the visit the FRO laboratory to observe sample preparation and analysis protocol.
Commercial laboratories were not visited by Marston. However, they are all well recognized and certified laboratories.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 16 DATA VERIFICATION
Quality Control Measures and Data Verification Procedures
Quality control procedures for analyses of coal quality parameters are described in Item 15.
Marston was not present to observe the sampling protocols, and as such is not able to discuss factors that could materially impact the accuracy and reliability of the results. However, in general, it is Marston’s opinion that FRO analyses are conducted to ASTM standards.
Marston relied on drill hole survey, lithological and coal quality databases and MineSight 3D Model ..dxf files provided by FRO in order to address the validation components of the Scope of Work for resources and reserves at FRO, which include:
•	Validate geology and assign levels of assurance.

•	Validate seam interpretation as compared with drill hole data.

•	Validate estimated costs for the purpose of defining mineral reserve.
Marston reviewed the FRO geological data, and the steps performed for data verification are summarized as:
•
Marston reviewed a representative number of primary geological data sources including drill logs, geophysical logs, sample tickets and spreadsheets containing key punched RC chip samples and composites of analytical data. Both hardcopy and electronic data were reviewed, including:

o	Hardcopy data – driller’s logs, geophysical logs, sample tickets, sample sheets and analysis printouts.

o	Electronic data – Log Ascii (LAS) files of geophysical logs, spreadsheets containing key punched RC chip samples and composite analytical data.
•	Marston reviewed a representative number of secondary geological data sources including electronic and correlated copies of geophysical logs and data from the
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

exploration database to assess coal structure and assign coal complexity designation and level of assurance (Measured, Indicated or Inferred).

•
Marston reviewed the FRO MineSight model. This included manual review of seam interpretations and use of true thickness data for preparation of cross-sectional coal seam structure polygons and review of the use of quality data for interpolations in the block model.

•
Marston prepared a block model based on solids created from cross-sectional seam polygon extrusion, to control the building of a sub-celled three dimensional block model. Coal quality interpolations were performed within this model, along with independent classifications of level of assurance based on geology type.

Verification of Data by Qualified Person
Peter Mucalo, a Qualified Person responsible for this Technical Report, and several other Marston personnel visited FRO to collect data and observe field activities on several occasions between November 2007 and February 2008. Mr. Mucalo was not directly involved in field exploration or related activities at the Project site. On several occasions, Marston personnel also interviewed various FRO employees and reviewed company records to collect information on practices and procedures in place at FRO.
Nature of Limitations
The primary limitation on the verification work described above is that it was not contemporaneous with the actual field work. Marston was not present at the time that the data were collected, analyzed and reported.
Specific limitations include identification of coal oxide occurrences and inclusion of these into the geological model for reserve and resource estimates.
Failure to Verify Data
Verified data were limited to those items specifically noted above.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 17 ADJACENT PROPERTIES
The Fording River Operations is one of six coal mining and processing operations owned by EVCC. Five of these mine sites are in the Elk Coal Zone in southeast British Columbia.
The FRO property is bounded to the north by the Elco Property, in which EVCC has a 75% interest, and to the south by Greenhills Mine, which is controlled 80% by EVCC. The property is bounded on the east by the British Columbia/Alberta border. EVCC does not hold any interests in this direction. The property immediately adjacent to the western limits of the FRO leases is controlled by Hillsborough Resources Limited. The adjacent properties surrounding FRO are shown in Figure 2, Project Exploration and Coal License Areas.
Information on adjacent properties that are controlled by EVCC was requested but was not available at the time of this report. This report does not include information on the geology or mineralization of Hillsborough Resources property located to the west of the FRO leases.
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING
FRO processes run of mine (ROM) coal to separate the rock and lower the product ash content and produce several coal products. Current coal products produced at FRO include:
•	Fording River Standard

•	Fording River Standard Low-Phosphorous

•	Fording River Premium

•	Fording River Premium Low-Phosphorous

•	Fording River Medium-Volatile

•	Fording River Medium-Volatile Low-Phosphorous

•	Fording River Thermal
Product coal quality targets and ranges for these products are listed in Table 18.1, FRO Product Coal Quality. The majority of the products are a blend of coals from two or more seams. FRO produces all products sized to –2 inches using standard coal processing methods of heavy media cyclones for coarse coal, and cyclones and froth flotation for fines processing.
The quality of the coal seams in the Mist Mountain Formation varies with depth of burial and location along strike of the deposit. The majority of coal products produced by FRO require a blend of coal mined from 2 or more seams, and potentially of coal from different mining areas.
FRO Thermal comprises approximately 1% of total FRO production and the majority of the product is consumed on-site in the coal fired thermal dryer. An average of 1 trainload per month of FRO Thermal is currently shipped to market. This product is tailored to customer/marketing demands and, as such, the specifications can change from train to train.
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 18.1
FRO Product Coal Quality

		Ash (%)		Phosphorus (%)		Sulphur (%)		Volatiles (%)

Product Type	Train Type

		Target	Range	Target	Range	Target	Range	Target	Range

Fording River Standard	821	9.55	9.28 — 9.82	0.080	0.066 — 0.108	0.52	0.45 — 0.70	22.43	21.55 — 23.31

Fording River Standard Low-Phosphorous	841/870/874	9.55	9.28 — 9.82	0.041	0.029 — 0.065	0.53	0.46 — 0.70	22.43	21.55 — 23.31

Fording River Premium	829	8.80	8.56 — 9.04	0.080	0.066 — no limit	0.67	0.59 — 0.80	25.10	24.31 — 25.89

Fording River Premium Low-Phosphorous	847/862	8.80	8.56 — 9.04	0.050	0.030 — 0.065	0.63	0.56 — 0.80	25.10	24.31 — 25.89

Fording River Medium-Volatile	823	8.60	8.34 — 8.86	0.061	no limits	0.69	0.60 — 0.90	27.10	26.18 — 28.02

Fording River Medium-Volatile Low-Phosphorous	815	8.60	8.34 — 8.86	0.050	0.029 — 0.065	0.69	0.60 — 0.90	27.10	26.18 — 28.02

Fording River Thermal	New Product

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

A schematic of the FRO wash plant process flow diagram is shown in Figure 8, Simplified Process Flow Sheet. This figure illustrates the flow of the coal through the plant. ROM coal from pits and stockpiles passes through a rotary breaker and plant feeders. After sizing to 38 millimetres (1.5”), the raw coal is screened to 0.75 millimetres (mm), with +0.75 mm coal feeding heavy medium cyclones, with the product screened to +0.5 mm, centrifuged and sent to the thermal dryer. Coal sized at -0.75 mm enters a fine coal circuit that includes water only cyclones, spirals, sieve bends, froth flotation cells, thickeners, centrifuges, and the thermal dryer. Coarse rejects are directed to a bin for loading into haul trucks. Spiral rejects are dewatered and sent with coarse rejects, with screen underflow reporting to tailings ponds. Flotation rejects are split for either thickening, filtering and disposal with coarse rejects, or directed to the tailings ponds.
Coal from several seams is blended to produce a specified product quality prior to loadout and transportation. Product coal quality is controlled by ongoing analysis of ROM coal as it enters the plant.
Coal quality data are stored in the corporate PC-GEORES database. This database is continuously updated as new data becomes available. The information is incorporated into the FRO 3-D block model for quality estimation purposes.
FRO performs single seam runs (SSR) to generate coal seam washability curves. This information is used to forecast yield and control plant operating parameters. Currently FRO has a program to conduct single seam runs on each seam planned to comprise greater that 1.5% of plant feed for the next five years.
The following analyses are completed for products of the single seam runs:
•
Coal - volatile matter content, sulfur content, free swelling index (FSI), mean maximum reflectance of vitrinite in oil (RoMax), total moisture content, residual moisture content, fixed carbon content;

•	Ash Mineral Analysis: silicon dioxide (SiO2), aluminum oxide (Al2O3), titanium oxide (TiO3), iron oxide (Fe2O3), calcium monoxide (CaO), magnesium monoxide (MgO),
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

dipotassium oxide (K2O), disodium oxide (Na2O), diphosphorus pentoxide (P2O5), sulfur trioxide (SO3), and trace elements;

•	Plasticity: log max fluidity, max fluidity, start temp, final temp, plastic range;

•	Dilatation: dilatation, softening temperature, final dilatation temperature, maximum contraction, maximum dilation;

•	Vitrinites: V-6, V-7, V-8, V-9, V-10, V-11, V-12, V-13, V-14, V-15, V-16, V-17, V-18;

•	Reactives: vitrinite, exinite, reactive semi-fusinite, total reactives;

•	Inerts: inert semi-fusinite, fusinite, inert odetrinite, macrinite, mineral matter, total inerts.
In cases where no SSR data are available, a regression curve developed in the mid 1990s is used to estimate yield. ROM ash data on a seam by seam basis was used to develop a relationship between ROM ash and yield, as expressed by the following equation:
Yield = 109.82 – 1.505*(plant feed coal ash content)
R2 = 0.94
Based on extensive analyses, FRO stated that this relationship does not vary significantly by seam.
FRO technical staff maintain a large spreadsheet containing coal quality and washability data for each seam in each area. Component blends of selected seams from different pits can be combined in the spreadsheet to determine the average plant feed ash on an annual basis for each product.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 19     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
Marston estimated resources for the Fording River Property based on information supplied by FRO and reviewed by Marston. Assurance of existence classifications for statements of resources and reserves are in accordance with the Canadian Institute of Mining Definition Standards (CIMDS). CIMDS specifies that additional guidelines for statements of coal resources and reserves are set forth in Geologic Survey of Canada (GSC) Paper 88 - 21. The GSC Paper 88-21 guidelines essentially describe the data point density required to estimate Measured, Indicated and Inferred Resources given different coal deposit geology types. Marston applied the GSC Paper 88 - 21 guidelines to estimate the in situ coal resources for the Property.
Under CIMDS, a Mineral Resource is defined as “a concentration of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and such a grade or quality that it has reasonable prospects for economic extraction. The location quantity, grade, geologic characteristics and continuity of a mineral Resource are known estimated or interpreted from specific geologic evidence and knowledge.” Mineral Resources are subdivided into classes of Measured, Indicated and Inferred, with the level of confidence reducing with each class. Coal resources are always reported as an in situ tonnage, and are not adjusted for mining losses or recovery.
A Mineral Reserve is defined as “the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, economic extraction can be justified. A Mineral Reserve includes diluting material and allowances for losses that may occur when the mineral is mined.” A Mineral Reserve is subdivided into two classes, Proven and Probable, with the level of confidence reducing with each class, respectively. The CIMDS provides for a direct relationship between Measured Mineral Resources and Proven Reserves and between Indicated Resources and Probable Mineral Reserves. Inferred Resources cannot be combined or reported with other categories.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

CIMDS states that it is acceptable to use GSC Paper 88 - 21 as guidance for the development and categorization of coal resources and reserves. CIMDS also states that categories should be converted to the equivalent CIMDS categories for public reporting.
Marston applied the GSC 88 - 21 parameters of deposit type, geology type, coal thickness, overburden depth, distance from data point, and coal parting thickness to evaluate and classify reserves at the Fording River Property. Except as stated herein, Marston is not aware of any modifying factors exogenous to mining engineering considerations (i.e. competing interests, environmental concerns, socio-economic issues, legal issues, etc.) that would be of sufficient magnitude to warrant excluding reserve tonnage below design limitations or reducing reserve classification (confidence) levels from proven to probable or otherwise.
Resource Estimate
For the Fording River Property, it is Marston’s opinion that the geology type is Complex, according to the definitions of GSC Paper 88 - 21. Therefore, Marston applied the categorization and seam thickness criteria shown in Table 19.1 and Table 19.2 to the Fording River coal resource estimates.
Table 19.1
Coal Resource Categories

Geology Type	Criteria	Measured	Indicated	Inferred

	Cross-section Spacing (m)	150	300	600

	Minimum Number of Data
	Points per Section	3	3	3

Complex

	Mean Data Point Spacing
	Along Section (m)	100	200	400

	Maximum Data Point Spacing Along Section (m)	200	400	800

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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 19.2
Coal Seam Thickness Criteria

Deposit		Geology
Type	Seam Thickness Criteria	Type
		Complex

	Maximum rock parting thickness (m)	0.6

Surface	Minimum coal bed thickness (m)	0.6

	Minimum aggregate seam thickness (m)	1.0

Using the FRO cross-sections containing seam geometries throughout the Property, Marston developed seam solids for the Property based on the extrusion method. Using this block model, Marston generated a potential ultimate pit using the Lerchs - Grossman pit optimization module within the Vulcan software program. Keeping in mind the dictates of GSC Paper 88-21 where a resource is “of such a grade or quality that has reasonable prospects for economic extraction” Marston reported the resources based on December 31, 2007 topography and an incremental cut off strip ratio of 19.2:1 (bank cubic metres waste per tonne of in situ coal). This is within the GSC 88 - 21 strip ratio limit for resource reporting of 20:1. For the Fording River resource pit design, Marston used the following criteria as provided by FRO:

•	Overall Pit Slope	Eagle	48º

•	Overall Pit Slope	Henretta	48º

•	Overall Pit Slope	Turnbull	55º

•	Overall Pit Slope	Castle	51º

•	Overall Pit Slope	Greenhills	51º
FRO provided extensive geotechnical documentation to support the proposed pit wall design criteria. The design factors are typical of surface coal mines in similar topographic and geologic configurations.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Based on the resource pit design for Fording River, the resulting coal resource estimates are presented in Table 19.3, Fording River Estimated Resources. In Table 19.3, the Measured and Indicated resource estimates are exclusive of the resources modified to produce the Proven and Probable reserve estimates described later in this section.
Table 19.3
Fording River Estimated Resources

		Assurance Class
Description	Units			Total
		Measured	Indicated

In situ Coal	(million tonnes)	318	874	1,192

Inferred resources were estimated to be 1,255 million in situ coal tonnes.
Coal Reserve Estimates
Marston estimated coal reserves based on pit designs and a long range mine development plan provided by FRO. The extent of these pit designs were verified by Marston by independent analysis using the Vulcan LG optimization package. An ultimate pit shell was created based on long term product coal pricing and US dollar to Canadian dollar exchange rates as provided by FRO.
The coal pricing and exchange rate assumptions were:

Product coal price:	US$85 per product coal tonne

Currency exchange rate:	US$0.91 = Can$1.00

Resultant coal price (Can$)	$93.41 per product coal tonne
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

The product coal price was reduced by offsite costs and plant costs totaling $37.70 to calculate effective coal pricing available at the mine, which totaled $55.71 (Canadian currency figures.) Projections of mining costs were provided by FRO, and subsequently verified by Marston through comparison with historical actual costs at FRO, as well as Marston archival data from similar operations. These costs were utilized for the LG analysis, and are summarized in Table 19.4.
Table 19.4
Summary of Lerchs-Grossman Analysis Parameters

		Pit Area
Pit Area	Units
		Eagle	Henretta	Turnbull	Castle	Greenhills

Coal Cost Factors

Overheads	($ per clean tonne)	$5.09	$5.09	$5.09	$5.09	$5.09

Amortization	($ per clean tonne)	$1.48	$1.48	$1.48	$1.48	$1.48

General Mine	($ per clean tonne)	$5.09	$5.09	$5.09	$5.09	$5.09

Processing	($ per clean tonne)	$4.18	$4.18	$4.18	$4.18	$4.18

Reclamation	($ per clean tonne)	$0.96	$0.96	$0.96	$0.70	$0.70

Waste Cost Factors

Waste Fixed	($ per bcm)	$1.68	$1.68	$1.55	$1.55	$1.83

Waste Variable	($ per bcm)	Variable	Variable	Variable	Variable	Variable

Coal	($ per bcm)	$4.00	$4.00	$4.00	$4.00	$4.00

Pit Slope	degrees	48°	48°	55°	51°	51°

The resulting LG pit was compared to the pit designed and used by FRO. The LG analysis verified the pit extent and depth as compared to the FRO design. The pit slopes used by Marston were not adjusted to account for flattening footwall slopes which would be done for the purposes of developing pit designs. The current FRO pit designs were well within the limits of the pit shells created by the Marston LG analysis. This indicates that the FRO pit designs appear to be conservative based on recent estimates of operating costs and improved long term coal prices. Therefore, Marston applied the pit designs as provided by FRO for estimates of
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Property reserves. Note that FRO allows Inferred coal to contribute the development of the ultimate pit shell, but does not include Inferred resources in any reporting of reserves or during economic evaluations of proposed Life-of-Mine-Plans (LOMP).
Marston reviewed the life of mine plan provided by FRO to assess its suitability for supporting declarations of coal reserves. The work efforts are detailed later in this Item. The estimated coal reserves for the Fording River Property are listed in Table 19.5.
Table 19.5
Fording River Estimated Reserves

		Assurance Class
Description	Units			Total
		Proven	Probable

Run of Mine Coal	(million tonnes)	170.1	169.9	340.0

The estimated product coal tonnages resulting from the Proven and Probable reserves were 110.3 Mt and 106.4 Mt, respectively. This results in an average yield of 63.7%, and total product coal of 216.7 Mt. Associated waste stripping requirements were estimated to total 1,690.4 million bcm, with a product coal strip ratio of 7.8 bcm per product tonne.
Qualified Person
Marston Canada Ltd., the author of this Technical Report, is a Canada corporation and professional engineering firm registered as such in Alberta, Canada. Marston Canada is an affiliate of Marston & Marston, Inc., a professional mining engineering firm specializing in geological sciences, resource and reserve estimates and mining feasibility studies. Marston was formed in 1977 by professional mining engineers and currently consists of nearly 90 full-time employees including certified professional geologists, registered professional mining, civil and geological engineers, minerals economists and support staff.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Edward H. Minnes, P.E. (Missouri), is the Qualified Person responsible for the preparation of this Report. He is a professional mining engineer registered in Missouri, USA. He graduated from Queen’s University at Kingston, Ontario in 1984 with a B.Sc., Mining Engineering, and has 24 years of experience in coal mine geology, geological modeling and engineering, modeling, reserve estimating, mine design and planning.
Peter S. Mucalo B.Sc (Auckland, New Zealand) is a Qualified Person responsible for the preparation of this report. He is a geologist and a member of the Australian Institute of Mining and Metallurgy. He graduated from Auckland University at Auckland, New Zealand in 1982 with B.Sc Geology and has 22 years of experience in coal geology, coal exploration and coal resource estimation.
Quality
FRO produces bituminous coking coal for the global steel industry. It produces several different products which include:
•	Fording River Standard

•	Fording River Standard Low-Phosphorous

•	Fording River Premium

•	Fording River Premium Low-Phosphorous

•	Fording River Medium-Volatile

•	Fording River Medium-Volatile Low-Phosphorous

•	Fording River Thermal
Coal quality specifications for these products are listed in Table 18.1, FRO Product Coal Quality, in Item 18.
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TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Key Assumptions, Parameters, and Methods Used to Estimate Mineral Resources
Marston created a three-dimensional digital geologic model of the FRO coal deposit. The basis for the Marston model was the FRO interpretation of the geologic structures which FRO used in the development of their own block model using the MineSight™ geologic and mine planning package.
Preparation of the Fording River block model begins with the cross-sectional interpretation of the coal seam floors and roofs by the Fording River geologist. This manual interpretation is compared with a computer generated roof using the MineSight True Thickness Tool module, which calculates the coal seam true thickness and dip to generate the coal seam roof based on data in surrounding drill holes. It is Marston’s opinion that this is an excellent method of combining the knowledge and experience of the geologist along with validation via automated computer techniques. The interpretations are performed on sections from 10 m spacing for Henretta to 50 m spacing for Castle, which correspond to the associated block model cell plan extents. Consequently, a cross-section centerline passes through the centroid of each of the block model blocks containing coal.
The seam roof and floor cross-section coal polygons were exported from MineSight and imported into Marston’s Vulcan model. The geologic review involved manual and digital verifications of the provided cross-sections on 150 m spacing, to ensure that a representative quantity of cross-sectional interpretations and associated drill hole data were reviewed. The review involved comparison of FRO coal seam roof and floor sectional interpretations with seam intercepts and structural control data (where available) in nearby drill hole data. No significant problems were identified. In general, the coal seam structure and interpretations were consistent with adjacent drill hole data.
The coal cross-sectional polygons were used to create solids by the extrusion method, which is a projection of the coal seam sectional areas midway to adjacent cross-sections. These solids, in tandem with area topography, were then used as control objects for the generation of a variable block sized (sub-celled) Vulcan block model.
Coal blocks within the block model were populated with raw ash content (RASH,) on an air-dried moisture content basis, and seam true thickness based on data provided in the FRO coal quality
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

database. These values were interpolated into the block model using inverse distance power interpolations. A series of calculations, which are shown below, were performed to calculate product tonnes.
In situ Coal Specific Gravity = 211.43 ÷ (172.08 - (in situ coal ash content))
Dilution Material Specific Gravity = 2.3 g/cc
Dilution Volume = (0.3 ÷ Seam True Thickness) * Coal Volume
Coal Loss Volume = (0.3 ÷ Seam True Thickness) * Coal Volume
In situ Coal Tonnes = Coal Volume * In situ SG
Coal Loss Tonnes = Coal Loss Volume * In situ SG
Dilution Tonnes = Dilution Volume * Dilution SG
ROM Coal Tonnes = In situ Coal Tonnes + Dilution Tonnes - Coal Loss Tonnes
Dilution Ash Content = 80%
ROM Coal Ash Content =
[In situ Coal Tonnes * (in situ coal ash content) - Coal Loss Tonnes * (in situ coal ash content) + Dilution Tonnes * Dilution Ash Content] ÷ ROM Coal Tonnes
Wash Plant Yield = 109.82 - (1.505 * ROM Coal Ash Content)
Product Coal Tonnes = ROM Coal Tonnes * Wash Plant Yield ÷ 100
With the exception of the Product Coal Tonnes, the coal tonnage figures and ash contents are expressed on an air-dried moisture content basis. They are not converted to an as-received moisture content basis during the calculations of in situ and ROM coal. This procedure reportedly allows the use of the FRO regression factors for project plant yield. FRO states that these regressions are based on ROM tonnes and ash content, both expressed on an air-dried moisture content basis, and the regression curves account for additional moisture in the product coal.
Since 2004, FRO has seen degradation in average product coal yields of approximately 3%. This reduction in yield has not been applied to the regression curves used by FRO to estimate wash plant yield. To address this problem, FRO has implemented evaluations of plant feed coal blend characteristics, pit operating practices, and plant modifications. FRO stated that they
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intend to continue analysis of coal feed characteristics, pit operating practices and potential plant modifications to optimize product coal yield performance. Operating statistics for the first two months of 2008 show the operations have regained approximately half of the reduced yield. Therefore, Marston accepts the use of the FRO yield regression with the understanding that FRO will continue its evaluations and implement any required changes to plant coal feed, pit operating practices, or to the preparation plant to attain historic yield performance..
Mine Plan and Costs
In order to verify the feasibility of mine development plans and projected operating costs to support statements of coal reserves, Marston reviewed the life of mine plan (LOMP) for Fording River developed by FRO. The plan includes coal production levels of 8.3 million tonnes per annum (Mtpa) through 2025, followed by a reduction of coal production to 6.6 Mtpa in 2026 and 7.0 Mtpa in 2027. The plan shows a return to coal production levels to 8.3 Mtpa in 2028, which is maintained until 2033. In 2033, the final year of production, coal production falls to 7.6 Mtpa. Maps of mining and dump advance were reviewed, and appeared reasonable as compared to the proposed development sequence.
FRO developed a unit cost model for the purposes of estimating annual operating costs for the LOMP. Haulage costs were varied based on the estimated Effective Flat Haul (EFH). EFH refers to a conversion process designed to accommodate the effects of haul road grade through the addition of flat haul distance to any given haul road profile developed for waste or coal haul. Marston reviewed the unit costs, which were consistent with actual FRO operating costs reported for 2007. The capital expenditures showed annual spending levels averaging $37 million for the first 20 years, after which capital expenditures were reduced for the final six years. In Marston’s opinion, the capital appears adequate for the proposed operations.
The block model developed by Marston was used to estimate coal resources. All mining areas were considered Complex geology type in the geologic model, and Measured, Indicated and Inferred resources were estimated using the specification for complex geology. The CGS Paper 88-21 guidelines for Complex geology are as follows:
Complex Geology Type Areas
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•	Seam Dip Bedding inclinations are steeply dipping or overturned

•	Structure Faults are present with large displacements
Requirements for exploration data availability and coal seam thickness criteria for each geology type are listed in Table 19.1 and Table 19.2, respectively, earlier in this Item. Any modeled coal not meeting the Measured, Indicated, of Inferred classification was considered speculative.
Discussion on Material Affects of Issues on Mineral Resource Estimates
A basic assumption of this Report is that the estimated coal resources for the Fording River Operations have a reasonable prospect for development under existing circumstances and assuming a reasonable outlook for all issues that may materially affect the mineral resource estimates.
Failure to achieve reasonable outcomes in the following areas could result in significant changes to reserves and or resources:
•	FRO must continue to obtain customers and achieve the forecasted market price.

•	FRO must obtain the necessary mining and environmental permits to expand operations to the currently defined ultimate pits.
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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 20      OTHER RELEVANT DATA AND INFORMATION
There is no additional relevant information or data to be discussed.
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ITEM 21      INTERPRETATION AND CONCLUSIONS
Interpretation
It is Marston’s opinion that the exploration data reviewed for the FRO area are sufficient to construct a reasonable interpretation of the geology of the area and to construct geological and coal quality models sufficient for a technical report. FRO has been conducting exploration and in-pit drilling programs on the property since 1967. Over 4,900 holes with over 500km of associated drilling depth have been completed on the FRO property. Mining operations have been continuous since 1971, and nearly 200 million tonnes of product coal has been shipped from FRO.
Marston reviewed the available studies and geological data on file at FRO and it is Marston’s opinion that the exploration and geological work is thorough and conforms to reasonable standards. The results of the exploration and its interpretation have been consistent over time, lending confidence to the conclusions that have been reached. These include:
•	Based on the data available and the geological interpretation, it is Marston’s opinion that the coal deposits in the FRO mine areas are of Complex geology type.

•
The FRO geological models for the mine areas reasonably represent the drill hole and other data provided and are a reasonable interpretation of that data. The models are sufficient for use as the basis of resource and reserve estimates.

•
Based on a review of historic performance and the stated intentions of FRO to continue to modify mining sequences, practices, or processing plant components to achieve historic product coal yield levels, it is Marston’s opinion that the FRO projected coal preparation plant yields are reasonable for the FRO coal seams.

•
Based on an independent review of model preparation and use of exploration and modeling data, and using an external block model assembled using FRO cross-sectional representations of seam structure, Marston estimated total in-situ demonstrated coal resources of 1,192 Mt, of which 318 Mt is Measured and 874 Mt is Indicated. Marston estimated total run of mine coal reserves of 340.0 Mt, of which 170.1 Mt is Proven and

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169.9 Mt is Probable. The coal reported as resources are exclusive of the Measured and Indicated resources comprising the Proven and Probable reserves.

•
It is Marston’s opinion that coal sampling procedures, sample preparation, sample analysis and sample security procedures were adequate, within industry standards and sufficient to ensure representative sampling results.

Conclusions
Based on the results of the Study, Marston concludes that Fording River Operations is economic and pre-tax cash flows for proposed operations should generate a positive Net Present Value at a 15% discount rate, based on the saleable coal price levels and exchange rates forecast by EVCC.
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ITEM 22      RECOMMENDATIONS
Based on the Study results described in this Technical Report, Marston recommends that FRO continue the development and operation of the Fording River Operations. The Scope of Work for this report did not include preparation of coal market analyses or supply/demand projections with respect to the anticipated coal products. However, the price expectations of FRO for corporate and mine planning appear to be reasonable in comparison with general market expectations. With over 35 years of production history, it is Marston’s opinion that the FRO continues to be a viable project for metallurgical coal production.
It is Marston’s opinion that the exploration program at FRO is sufficient to provide data required for a reasonable interpretation of the geology in the area and to construct geological and coal quality models sufficient for the estimation of resources and reserves. FRO has developed a 25 year exploration plan to assess the reserves and resources in current and future mining areas. Marston recommends that FRO continue with their planned exploration program.
Marston recommends FRO undertake the following as part of optimizing mine performance and reserve base:
•
FRO should continue its evaluation of mining sequences, mining practices and potential coal preparation plant enhancements to return overall plant yield values to at least historic efficiencies. Continuing systematic measurements of actual plant yield based on weights of ROM coal processed versus product tonnes shipped will aid in the tracking of progress on the plant enhancements. As this program is already in place, there should be no cost impacts of this recommendation.

•
FRO should complete a detailed review of geology type throughout its constituent mining areas. Although the geology type for all areas has been established as Complex, there may be areas that conform to GSC Paper 88 - 21 definitions for geology type Moderate. This can only be established by clear illustration of the geology of these areas in plan and sectional views, accompanied by clear indications of the geologic interpretations intended to support the Moderate designation. As FRO geologists are in place and capable of this analysis, there should be no cost impacts from this recommendation.

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ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

•
The resource pit designs for the Castle Area are based on the inclusion of considerable amounts of Inferred coal. This coal is not included in resource or reserve estimates for the Castle pits. FRO should continue exploration in the Castle area to move the Inferred coal into adequate assurance categories for inclusion in future resource and reserve estimates. As FRO has included this drilling in its exploration plans, there should be no cost impacts from this recommendation.

•
Additional exploration drilling has been completed in the Greenhills Area since issuance of the current geologic model for that area. FRO should complete an update to its cross-sectional geologic interpretations and resultant block model for the area to support future analysis of mineability, resources and reserves. Since the appropriate technical personnel are available on the FRO staff, there should be no cost impacts from this recommendation.

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ITEM 23      REFERENCES
The list of references includes the following:
•	Geological Survey of Canada, Standard 88-21 - A Standardized Coal Resource/ Reserve Reporting System for Canada

•	National Instrument 43 - 101, Standards of Disclosure for Mineral Projects along with the Companion Policy 43 - 101CP to National Instrument 43 - 101 - Standards of Disclosure for Mineral Projects

•	FRO - Long Range Plan, April 2007

•	EVCC Technical Report - Review of the Fording River Operations, April 29, 2003.

•	EVCC, FRO - 2007 Year End Reserve and Resource Report, December 2006.

•	Annual Mine Reclamation Report for 2006 - Permit C-3 & C-102.

•	FRO - 25 Year Exploration Plan, December 2007.

•	Standard Practices and Procedures for Exploration, Drilling, Sampling, etc. - ISO 9001 - 2000 Quality Manual approved on various dates

•	Standards and Procedures adopted at the FRO Processing Plant. Process Flow - sheet and other relevant data. approved on various dates

•	FRO FIMMS Database

•	PC-GEORES databases

•	All the permits and licenses available at the FRO approved on various dates

•	Marston Canada Ltd., Audit of Resource and Reserve Determination Procedures for Elk Valley Coal Corporation, January 2008.

•	Sedimentology of the coal-bearing Mist Mountain Formation, Line Creek, Southern Canadian Cordillera: relationships to coal quality, S. J. Vessey, R. M. Bustin, 21 July 1999.

•	Geological Atlas of the Western Canada Sedimentary Basin, Chapter 33, Coal Resources of the Western Canada Sedimentary Basin, G.G. Smith, A.R. Cameron, R.M. Bustin, 1991.
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•
Gibson, D. W., 1977 Sedimentary facies in the Jura-Cretaceous Kootenay Formation, Crowsnest Pass area, southwestern Alberta and southeastern British Columbia, Bull.Can.Petrol. Geol. V. 25, p 767 - 791, 1977. As per the definitions in Paper 88 - 21, deposits categorized as Moderate have been affected to some extent by tectonic deformation. They are characterized by homoclines or broad open folds with bedding inclinations of generally less than 30 degree. If present, fault displacements are generally less than 10 m.

•
Gibson, D. W., 1979, The Morrissey and Mist Mountain Formations; newly defined lithostratigraphic units of the Jura-Cretaceous Kootenay Group, Alberta and British Columbia,Bull.Can.Petrol. Geol. V 27, p 183 - 208

•	Gibson, D.W. 1985, Stratigraphy, sedimentology and depositional environments of the coal bearing Jurassic-Cretaceous Kootenay Group, Alberta and British Columbia, Geol. Surv. Can, Bull 357

•	Jansa, L. 1972, Depositional history of the coal bearing Upper Jurassic-Lower Cretaceous Kootenay Formation, Southern Rocky Mountains, Canada Geol Soc Amer. Bull, v 83, p 3199 - 3222

•	Norris, D.K 1959 – Type Section of the Kootenay Formation, Grassy Mountain, Alberta, J Alberta Soc Petrol Geol v 7, p 223-233

•	BC Ministry of Energy, Mines and Petroleum Resources MapPlace website: http://webmap.em.gov.bc.ca/mapplace/minpot/bcgs.cfm

•	Natural Resources Canada Earth Sciences website: http://geoscan.ess.nrcan.gc.ca/

•	Fording Canadian Coal Trust website: http://www.fording.ca/
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ITEM 24      DATE
The effective date of this report is February 29, 2008.
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ITEM 25      ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES
Mining Operations
Elk Valley Coal Corporation is currently producing coal from the Fording River Operations using open pit surface coal mining methods. FRO currently holds all the necessary environmental and mining permits for their current operations. Expansion of mining activities to the Castle Mountain pits will require the acquisition of additional regulatory approval.
The mine plan and production schedule provided by FRO was developed based on historic pit optimization work. Marston reviewed the current ultimate mining pit limits through independent Lerchs-Grossman (LG) analysis using pricing, exchange rate and operating cost data provided by FRO. The pricing and exchange rate assumptions were:

Product coal price:	US$85 per product coal tonne

Currency exchange rate:	US$0.91 = Can$1.00

Resultant coal price (Can$)	$93.41 per product coal tonne
The proposed production schedule reviewed by Marston was developed in April 2007 by FRO. The plan includes coal production levels of 8.3 million tonnes per annum (Mtpa) through 2024 at which time production is reduced to 6.6 Mtpa in 2025 and 7.0 Mtpa in 2026. The production rate returned to 8.3 Mtpa in 2027 and is maintained until 2033, the final year of production, when production is reduced to 7.6 Mtpa. A summary of the LOMP is included as Table 25.1, Summary of Fording River LOMP Statistics.
The operation is planned to continue to use surface open pit mining methods utilizing large electric mining shovels, rotary drills, rear-dump off-highway mine trucks and standard auxiliary equipment such as dozers, graders, fuel and lube trucks, maintenance trucks and other items.
25-1

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 25.1
Summary of Fording River LOMP Statistics

Schedule Year		Total Waste	ROM Plant Feed Coal	ROM Stripping Ratio	Product Coal	Product Coal Stripping Ratio

From	To	(BCM 000s)	(tonnes 000s)	(BCM/tonne)	(tonnes 000s)	(BCM/tonne)

2008	2012	77,011	12,357	6.23	8,300	9.28

2013	2017	75,904	12,625	6.01	8,300	9.15

2018	2022	75,814	12,738	5.95	8,300	9.13

2023	2027	74,966	12,226	6.13	7,700	9.74

2028	2032	33,884	13,545	2.50	8,300	4.08

2033	2033	18,875	11,215	1.68	7,593	2.49

Note: Production statistics are presented on an annual basis over the time periods specified
Recoverability
Coal recovery in the mining operation varies based on seam and location. In general, the thinner seams have lower associated mining recovery as losses at the seam roof and floor coal/waste contacts represent a greater proportion of the seam. FRO stated that the recovery factors for each of the coal seams were developed based on seam location, dip, thickness and historic mine performance.
All metallurgical grade coal will be transported to the preparation plant for processing. As with most coal preparation plants, this is a gravity based separation process that removes rock and non-carbonaceous material from run of mine coal. The preparation plant is designed to use standard coal washing and thermal drying technology to produce a suite of metallurgical coal products. Final target product specifications for various products are listed in Table 25.2, Fording River Mine Product Specifications.
Tailings from the preparation plant are transported to designated storage areas on the mine site. Average projected product coal yield is estimated at 63.7%.
25-2

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 25.2
Fording River Mine Product Specifications

	Ash Content	Phosphorus	Sulfur Content	Volatile Matter	RoMax	Fluidity
Coal Product	(Wt. %)	(Wt. %)	(Wt. %)	(Wt. %)	Reflectance	(ddpm)
	(as-received)	(as-received)	(as-received)	(as-received)

Standard	8.95 - 9.80	0.066 - 0.108	0.39 - 0.70	21.6 - 24.0	1.28	16 - 1000

Standard Low Phosphorous	8.95 - 9.80	0.030 - 0.065	0.36 - 0.70	21.6 - 24.0	1.31	16 - 1000

Medium Volatile	8.05 - 8.75	0.065 - 0.200	0.50 - 0.90	26.5 - 30.0	1.15	250 - 1000

Medium Volatile Low Phosphorous	8.05 - 8.75	0.030 - 0.062	0.50 - 0.90	26.5 - 30.0	1.15	250 - 1000

Premium	8.30 - 9.00	0.080 - 0.200	0.55 - 0.80	24.0 - 25.8	1.20	150 - 850

Premium Low Phosphorous	8.30 - 9.00	0.030 - 0.065	0.55 - 0.80	24.0 - 25.8	1.20	150 - 850

A unit cost model was developed by FRO and used for the purposes of estimating annual cost for the LOMP. Haulage costs were varied based on the estimated Effective Flat Haul (EFH). The unit costs were reviewed and found to be consistent with actual costs reported for 2007, and reasonable in comparison with Marston file data for similar western Canadian Rocky Mountain surface coal mines. Capital expenditures showed reasonable replacement of equipment and averaged $37 million per year for the first twenty years after which capital expenditure was reduced for the final six years of operation.
Markets for Fording River Coal
FRO produces bituminous coking coal for the global steel industry. It produces several different products which include Standard, Medium Volatile, and Premium brands. Each of these brands has an associated low phosphorous product. FRO also produces a thermal product, but this product is nearly insignificant to revenues. Markets for the metallurgical coal products include North America, South America Europe, and Asia.
25-3

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Contracts
FRO has contracted for sale all of the current year’s production and one to five-year term contracts have been agreed with customers for most of the planned quantity for the next five years. In export markets, metallurgical coal is typically sold under annual, and in some cases longer term, contracts. These typically include annual re-pricing mechanisms.
Environmental Considerations
Although current values were not provided, EVCC reclamation staff reported that all requisite bonds are in place for FRO. FRO will be required to post additional bonds as new mining areas are developed. As production progresses, remediation and reclamation of the site will be required in accordance with federal and provincial regulations. Required bonding amounts generally increase with disturbed area during the course of mining operations and eventually bonded amounts are released as reclamation is successfully completed.
As of the writing of this Report, all necessary permits and amendments are in place for current operations at FRO.
Royalty and Tax Assumptions
FRO did not provide financial models representing after-tax cash flow, nor did Marston prepare an independent model for after-tax financial analysis. Rather, the economic analyses were compiled based on assessment of pre-tax cash flows. FRO is part of a complex organization with multiple mining operations consolidated for corporate tax reporting. As such, final effective corporate tax rates are difficult to estimate due to potential impacts from other operations.
The following information is an overview of the royalty and tax obligations of FRO under British Columbia and Canadian law. Corporate tax rates may vary and are dependent upon the ability to offset income with losses, specialized business credits, capital expenditures and other items. Provincial royalties are deducted for federal income tax purposes, but provincial taxes are non-deductible. The provincial income tax rate in British Columbia is 12%.
25-4

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Royalty costs reflect required payments to the province of British Columbia for the mining of coal on Crown-owned lands. According to the November 2004 edition of the British Columbia Ministry of Provincial Revenue “Mineral Tax Handbook,” provincial coal revenue liabilities consist of a Net Current Proceeds (NCP) tax and a Net Revenue Tax (NRT). Based on information contained in the “Mineral Tax Handbook,” NCP royalties were assessed as 2% of annual net revenue with net revenue defined as total gross revenue less cash operating costs exclusive of royalty payments. The NRT tax was calculated as 13% of profit in excess of a “normal return on investment over the life of the mine.”
Capital and Operating Costs
Marston utilized the unit cost model as developed by FRO for the purposes of estimating annual cost for the LOMP. In the model, haulage costs are variable based on annual estimated Effective Flat Haul (EFH). FRO provided no details with respect to annual capital expenditures, but did provide total requirements through the plan.
The expected coal selling price was based on the FOB price of $93.40 less the offsite costs of $33.50, resulting in an estimated FOR price at the mine of $60 per product coal tonne. Assessment of economic viability was performed via estimates of the Net Present Value of cash flows through the proposed mine plan. Note that one key assumption of this method is that the net book value of current assets represents sunk costs, and has not been included in evaluation of the economic viability of future operations. This simplified pre tax method is presented to validate reserve estimates and is not intended as supporting information for any estimates of value of the Property.
The results of the economic analysis are presented in Table 25.3, Summary of Fording River Operations Pre-Tax Cash Flow. Based on the pre-tax cash flows, life of mine operations at FRO have an estimated Net Present Value of pre-tax annual cash flows of $824.2 million.
Based on the pre-tax cash flow model, Marston estimated sensitivity impacts to the Net Present Value of pre-tax cash flows due to potential variability to operating costs, capital costs and product coal price, respectively. The results of the sensitivity analysis are presented in Table 25.4, Summary of Sensitivity Analyses.
25-5

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Table 25.3
Summary of Fording River Operations Pre-Tax Cash Flow

Schedule Year		Mine and	Capital Cost	FOR Mine Price	Pre-Tax Cash Flow
		Process
From	To	Cost

2008	2012	$1,657	$269	$60	$565

2013	2017	$1,587	$177	$60	$726

2018	2022	$1,612	$160	$60	$718

2023	2027	$1,643	$132	$60	$535

2028	2032	$1,223	$34	$60	$1,234

2033	2033	$195	$0	$60	$260

Table 25.4
Summary of Sensitivity Analyses

	NPV of Pre-Tax Cash Flows at Parameter
Financial Model	Variance of:
Parameter	-10%	Base	10%
		Case

Operating Costs	$1,034	$824	$399

Capital Costs	$853	$824	$795

Coal Price	$502	$824	$1,146

25-6

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

ITEM 26      ILLUSTRATIONS

Figure 1 Project Location Map	26-2

Figure 2 Project Exploration and Coal License Areas	26-3

Figure 3 Mine Site Map	26-4

Figure 4 Regional Geology Map	26-5

Figure 5 Generalized Stratigraphic Column	26-6

Figure 6 Local Geology Map	26-7

Figure 7 Pits, Dumps and Onsite Infrastructure	26-8

Figure 8 Simplified Process Flow Sheet	26-9

Figure 9 Typical Geological Cross Sections - Eagle Mountain	26-10

Figure 10 Typical Geological Cross Sections - Henretta Ridge & Turnbull Mountain	26-11

Figure 11 Typical Geological Cross Sections - Castle Mountain	26-12

Figure 12 Typical Geological Cross Sections - Greenhills	26-13

Figure 13 Proven and Probable Reserve – 11 Seam (Complex)	26-14

Figure 14 Proven and Probable Reserve – 4 Seam (Complex)	26-15
26-1

ALBERTA
Edmonton
BRITISH COLUMBIA
CANADA
Turner Valley
High River
Longview
Nanton
ELCO
BINGAY CREEK
Fording River Operations
ALBERTA
GREENHILLS
BRITISH COLUMBIA
Elkford
LINE CREEK
Sparwood
ELKVIEW
Crowsnest Pass
Cowley
Pincher Creek
COAL MOUNTAIN
Fernie
N
W
E
S
Legend
Elk Valley Leases
Elk Valley Mines Reviewed
Other Elk Valley Mines
Undeveloped Deposit
City/Town
CP Railroad
Drainage
Boundary
Coalfield
Bituminous
Subbituminous
Lignite
MARSTON
0
10
20
30
Kilometers

ELK VALLEY COAL
FORDING RIVER OPERATIONS

TECHNICAL REPORT ON THE FORDING RIVER OPERATIONS

PROJECT LOCATION MAP

FIGURE 1

February 2008

LEGEND
Topography Contours - 250m
Water
Roads
Rail Roads
Licences
Leases
Freehold
Current Mining Area
Future Mining Area
N
S
E
W
EVCC / DEVON ENERGY ELCO PROPERTY COAL LICENCES
EVCC FORDING RIVER OPERATIONS COAL LEASES
FORDING COAL LTD. INC. FREEHOLD LAND
HILLSBOROUGH RESOURCES INC
FORDING RIVER CURRENT DISTURBANCE
EVCC COAL LICENCES
GREENHILLS OPERATIONS MINE SITE
LEASE 17
LEASE 18
LEASE 9
LEASE 5
LEASE 1
LEASE 2
LEASE 16
15000
20000
25000
30000
35000
175000
170000
165000
160000
155000
150000
145000
140000
135000
2500 0 2500 Metres 5000 7500 10000
SCALE 1:200,000
ELK VALLEY COAL
FORDING RIVER OPERATIONS
TECHNICAL REPORT ON THE FORDING RIVER OPERATION
PROJECT EXPLORATION AND COAL LICENCE AREAS
FIGURE 2
FEBRUARY 2008
MARSTON

LEGEND
Topography 150m Contours
Water
Roads
Rail Roads
Leases
Current Mining Area
Future Mining Area
Buildings
N
S
W
E
FORDING RIVER OPERATIONS CURRENT DISTURBANCE
HENRETTA
LEASE 9
TURNBULL NORTH
TURNBULL SOUTH
TURNBULL PHASE 3
LEASE 17
LEASE 5
LAKE PIT
LEASE 1
EAGLE 4
EAGLE 6
PLANT SITE
GREENHILLS
SOUTH POND
LEASE 2
LEASE 5
MT FARQUHAR
MT TURNBULL
CASTLE NORTH
LEASE 16
CASTLE WEST
EVCC FRO COAL LEASES
EVCC GREENHILLS OPERATIONS
EVCC COAL LICENCES
20000
22500
25000
27500
155000
152500
150000
147500
145000
142500
140000
1000
0
1000 Metres 2000
3000
4000
SCALE 1:80,000
MARSTON
ELK VALLEY COAL
FORDING RIVER OPERATIONS
TECHNICAL REPORT ON THE FORDING RIVER OPERATION
MINE SITE MAP
FIGURE 3
FEBRUARY 2008

Geology
Cretaceous unnamed (Kgd)
Cretaceous Alberta Group (uKA)
Cretaceous Blairmore Group (lKTBC)
Jurassic Cretaceous Kootenay Group (JKK)
Jurassic Fernie Formation (JFe)
Triassic Spray River Group (TrSRsf)
Pennsylvanian Permian (PnPR)
Mississipppian Rundle Group (MRE)
Mississipppian Banff Formation
Devonian
Ordovician
Cambrian
Proterozoic
Unknown
BRITISH COLUMBIA
ALBERTA
Fording River
Greenhills
Elkford
Line Creek
Elkview
Crowsnest Pass
Legend
Permit Boundary (2002)
City/Town
Railway
Road
Major Drainage
Thrust Fault
Normal Fault
Thrust Fault Projected
Anticline
Syncline
Coordinate System:
NAD 1983 UTM Zone 11 North
0 5,000 10,000 15,000
Meters
MARSTON
WWW.MARSTON.COM
ELK VALLEY COAL

FORDING RIVER OPERATIONS PROJECT
ELK VALLEY COAL CORPORATION

REGIONAL GEOLOGY MAP

BRITISH COLUMBIA, CANADA

FIGURE 4

FEBRUARY 2008

Henretta Ridge
Eagle Mountain
Elk Formation
Coal Seam
Thickness (m)
190 1.8
170 1.6
150 9.4
141 2.7
149
140 1.8
142 2.0
130 4.3
120 5.5
111 3.4
110 4.0
090 5.8
080
070 8.5
050 7.0
040 11.0
020 2.1
010
Coal Seam
Thickness (m)
141 1.8
140 3.3
142 4.2
130 7.2
132 1.9
121 3.3
120 3.3
115 8.2
113 3.1
110 2.7
112 2.5
Mist Mountain Formation
Morrissey Formation
Fernie Formation
Legend:
Sandstone
Siltstone
Coal
Mudstone

ELK VALLEY COAL FORDING RIVER OPERATIONS

MARSTON

TECHNICAL REPORT ON THE FORDING RIVER OPERATIONS

GENERALIZED STRATIGRAPHIC COLUMN

FIGURE 5

February 2008

Geology
Lower Cretaceous Blairmore Group (lKTBC)
Jurassic Cretaceous Kootenay Group (JKK)
Jurassic Fernie Formation (JFe)
Triassic Spray River Group (TrSRsf)
Pennsylvanian Permian - Rocky Mtn. Group (PnPR)
Mississippian Rundle Group (MRE)
N
ALBERTA
BRITISH COLUMBIA
JFe
PnPR
MRE
JKK
Brownie Ridge Fault
TrSRsf
Greenhills Syncline
Erickson Normal Fault
Alexander Creek Syncline
JFe
Legend
Permit Boundary (2002)
Railway
Road
Drainage
Thrust Fault
Normal Fault
Thrust Fault Projected
Syncline
Coordinate System:
NAD 1983 UTM Zone 11 North
MARSTON
WWW.MARSTON.COM
0
1,000
2,000
3,000
Meters
ELK VALLEY COAL
FORDING RIVER OPERATIONS PROJECT
ELK VALLEY COAL CORPORATION
LOCAL GEOLOGY MAP
BRITISH COLUMBIA, CANADA
FIGURE 6
FEBRUARY 2008

LEGEND
Topography 150 Contours
Water
Roads
Rail Roads
Ponds
Current Mining Area
Future Mining Area
Dumps (End of Mine Life)
Plant Site
N
W
E
S
FORDING RIVER OPERATIONS CURRENT DISTURBANCE
HENRETTA
TURNBULL NORTH
TURNBULL SOUTH
TURNBULL PHASE 3
MT TURNBULL
LAKE PIT
EAGLE 4
EAGLE 6
PLANT SITE
GREENHILLS
SOUTH POND
CASTLE NORTH
CASTLE WEST
MT GASS
20000
22500
25000
27500
155000
152500
150000
147500
145000
142500
140000
1000 0 1000 Metres 2000 3000 4000
SCALE 1:80,000
MARSTON
ELK VALLEY COAL
FORDING RIVER OPERATIONS
TECHNICAL REPORT ON THE FORDING RIVER OPERATION
PITS, DUMPS AND ON-SITE INFRASTRUCTURE
FIGURE 7
FEBRUARY 2008

LEGEND
RAW COAL
CLEAN COAL
REJECT
OPTIONAL FLOW
MAGNETITE
CLARIFIED WATER
RECIRCULATED WATER
TAILINGS WATER
WATER SPRAYS
WATER ADDITION

MARSTON

ELK VALLEY COAL
FORDING RIVER OPERATIONS

TECHNICAL REPORT ON THE
FORDING RIVER OPERATIONS

SIMPLIFIED PROCESS FLOW SHEET

FIGURE 8

February 2008

LEGEND
Topography 150m Contours
Water
Roads
Rail Roads
Permitted Areas
Ponds
Plant Site
Seam Intercept
Future Mining Area
Current Mining Area
Proven
Probable
N
S
W
E
FORDING RIVER OPERATIONS CURRENT DISTURBANCE
HENRETTA
TURNBULL NORTH
TURNBULL SOUTH
TURNBULL PHASE 3
MT TURNBULL
MT FARQUHAR
LAKE PIT
NORTH POND
EAGLE 4
EAGLE 6
PLANT SITE
GREENHILLS
SOUTH POND
CASTLE NORTH
CASTLE WEST
MT
20000
22500
25000
27500
157500
155000
152500
150000
147500
145000
142500
140000
1000 0 1000 Metres 2000 3000 4000
SCALE 1:80,000
MARSTON
ELK VALLEY COAL
FORDING RIVER OPERATIONS
TECHNICAL REPORT ON THE FORDING RIVER OPERATION
Proven and Probable Reserve
11 Seam (Complex)
FIGURE 13
FEBRUARY 2008

LEGEND
Topography 150m Contours
Water
Roads
Rail Roads
Permitted Areas
Ponds
Plant Site
Seam Intercept
Future Mining Area
Current Mining Area
Proven
Probable
FORDING RIVER OPERATIONS CURRENT DISTURBANCE
HENRETTA
TURNBULL NORTH
TURNBULL SOUTH
TURNBULL PHASE 3
MT TURNBULL
MT FARQUHAR
LAKE PIT
NORTH POND
EAGLE 4
EAGLE 6
PLANT SITE
GREENHILLS
SOUTH POND
CASTLE NORTH
CASTLE WEST
N
S
E
W
20000
22500
25000
27500
157500
155000
152500
150000
147500
145000
142500
140000
1000 0 1000 Metres 2000 3000 4000
SCALE 1:80,000
ELK VALLEY COAL
FORDING RIVER OPERATIONS
TECHNICAL REPORT ON THE FORDING RIVER OPERATION
Proven and Probable Reserve
4 Seam (Complex)
FIGURE 14
FEBRUARY 2008
MARSTON

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

APPENDIX
Certificate of Authors
Appendix - 1

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Edward H. Minnes, P.E.
Mining Consultant
Marston Canada, Ltd.
2116 – 27th Avenue NE Suite 220
Calgary, Alberta, Canada T2E 7A6
TEL: 403.262.7436
FAX: 403.262.7439
Email: tminnes@marston.com
CERTIFICATE of AUTHOR
I, Edward Minnes, P.E., do hereby certify that:
1.	I am a Mining Consultant of:

Marston Canada, Ltd. 2116 – 27th Avenue NE Suite 220 Calgary, Alberta, Canada T2E 7A6

2.	I graduated with a Bachelor of Science — Mining Engineering, from Queen’s University, Kingston, Ontario, in 1984.

3.	I am licensed as a professional engineer in Missouri, USA and am a practicing member of The Missouri Board for Architects, Professional Engineers and Professional Land Surveyors.

4.	I have worked as a mining engineer for a total of 24 years since graduation from Queen’s University.

5.
I have read the definition of “qualified person” as defined in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of Items 1 through 26 of the technical report titled Technical Report on Coal Resources and Reserves of the Fording River Operations for Elk Valley Coal Corp., Fording Canadian Coal Trust and Teck Cominco Ltd. (Technical Report). I visited this property in November 2007.

7.	I have had no prior direct involvement with the property that is the subject of the Technical Report.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.
Appendix - 2

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11.
I consent to filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th Day of February, 2008.

Signed by Edward H. Minnes

Signature of Qualified Person

Edward H. Minnes, P.E.

Print name of Qualified Person
Appendix - 3

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

Peter S. Mucalo, B. Sc., MAusIMM
Geological Consultant
Marston Canada, Ltd.
2116 – 27th Avenue NE Suite 220
Calgary, Alberta, Canada T2E 7A6
TEL: 403.262.7436
FAX: 403.262.7439
Email: pmucalo@marston.com
CERTIFICATE of AUTHOR
I, Peter Mucalo, do hereby certify that:
1.	I am a Geological Consultant of:

Marston Canada, Ltd. 2116 — 27th Avenue NE Suite 220 Calgary, Alberta, Canada T2E 7A6

2.	I graduated with a Bachelor of Science — Geology, from the University of Auckland, New Zealand, in 1980.

3.	I am a member of the Australian Institute of Mining and Metallurgy

4.	I have worked as a geologist for a total of 21 years since graduation from the University of Auckland.

5.
I have read the definition of “qualified person” as defined in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of Items 1 through 26 of the technical report titled Technical Report on Coal Resources and Reserves of the Fording River Operations for Elk Valley Coal Corp., Fording Canadian Coal Trust and Teck Cominco Ltd. (Technical Report). I visited this property in November 2007.

7.	I have had no prior direct involvement with the property that is the subject of the Technical Report.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
Appendix - 4

TECHNICAL REPORT ON COAL RESOURCES AND RESERVES OF THE FORDING RIVER OPERATIONS
ELK VALLEY COAL CORP., FORDING CANADIAN COAL TRUST AND TECK COMINCO LTD.	FEBRUARY 2008

11.
I consent to filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th Day of February, 2008.

Signed by Peter S. Mucalo

Signature of Qualified Person

Peter S Mucalo, B. Sc., MAusIMM

Print name of Qualified Person
Appendix - 5